NATIONAL BANK
FINANCIAL GROUP



THIRD QUARTER 2009

REPORT TO SHAREHOLDERS

National Bank announces record net income for the third quarter of 2009

HIGHLIGHTS FOR THE THIRD QUARTER OF 2009:

- Record net income of $303 million for the third quarter of 2009, up 6% from the $286 million in net income for the third quarter of 2008
- Diluted earnings per share of $1.78 for the third quarter, an increase of 3% over the diluted earnings per share of $1.73 for the same quarter of 2008
- Return on equity of 22.1%
- Tier 1 capital ratio of 10.5% as at July 31, 2009 compared to 9.4% as at October 31, 2008

HIGHLIGHTS EXCLUDING SPECIFIED ITEMS FOR THE THIRD QUARTER OF 2009[1]:

- Record net income of $304 million for the third quarter of 2009, up 20% from the $253 million in net income for the third quarter of 2008
- Diluted earnings per share of $1.79 for the third quarter of 2009, an increase of 18% over the diluted earnings per share of $1.52 for the same quarter of 2008
- Return on equity of 21.3%

(1) The financial reporting method is explained in detail on page 3.

MONTREAL, August 27, 2009 – National Bank today announced net income of $303 million for the third quarter of fiscal 2009, up 6% from the $286 million in net income posted in the third quarter of 2008. Diluted earnings per share were $1.78 versus $1.73 for the same quarter of 2008. The results for this quarter include $1 million in after-tax costs related to holding asset-backed commercial paper (ABCP). In the third quarter of 2008, the Bank had recorded $24 million in after-tax ABCP-related charges, including a provision for credit losses related to holding ABCP, an ABCP impairment charge, a gain on economic hedge transactions, financing costs, and professional fees. In addition, the Bank had recorded a $57 million after-tax gain as a result of the merger between the Montréal Exchange Inc. and TSX Group Inc. Excluding specified items, third quarter net income would have been $304 million compared to $253 million in the third quarter of 2008, for an increase of 20%. Diluted earnings per share would have been $1.79, up 18% from $1.52 in the same quarter of 2008.

For the first nine months of fiscal 2009, the Bank's net income stood at $613 million compared to $706 million for the same period of 2008. Excluding specified items, all related to the impact of ABCP in the first nine months of fiscal 2009, net income would have stood at $818 million compared to $719 million, a 14% increase over the same period of 2008 excluding a gain on the sale of the Bank's subsidiary in Nassau, a gain resulting from the merger between the Montréal Exchange Inc. and TSX Group Inc., and the charges related to holding ABCP. Diluted earnings per share stood at $3.55 for the first nine months compared to $4.30 for the same period of 2008. Excluding specified items, diluted earnings per share stood at $4.83, up $0.44 or 10% compared to the first nine months of 2008.

"Excellent performance in the Financial Markets segment and the quality of our credit portfolios contributed greatly to these exceptional results for the third quarter of 2009. As planned, the Bank continued to invest significantly in its 'One client, one bank' program, which will enhance the network in the Personal and Commercial and Wealth Management segments, among other things. The Bank also hired new employees in its branch network," stated the Bank's President and Chief Executive Officer, Louis Vachon.

Financial Indicators

	Results Q3 2009	Results excluding specified items[1]	Results Nine months 2009	Results excluding specified items[1]
Growth in diluted earnings per share	**3%**	**18%**	**(17)%**	**10%**
Return on common shareholders' equity	**22.1%**	**21.3%**	**15.2 %**	**20.0%**
Tier 1 capital ratio under Basel II			**10.5 %**	**10.5%**
Dividend payout ratio			**63 %**	**40%**

(1) See "Financial Reporting Method" on page 3.

PERSONAL AND COMMERCIAL

- Total revenues reached $588 million in the third quarter, up $20 million or 4% from the same quarter of 2008.
- Significant investments were made to enhance customer service, in particular hiring new staff for the branch network, deploying new banking machines, and introducing smart cards.
- Net income was $134 million compared to $133 million in the third quarter of 2008.
- The quality of the loan portfolio was maintained despite the economic situation, as reflected by the $7 million increase in the segment's provision for credit losses, which rose to $54 million for the quarter.
- Consumer and business loan volumes experienced sustained growth, rising 8%, with the strongest growth in consumer loans and loans to small and medium-sized enterprises (SMEs). Business growth was tempered by a narrowing of the segment's net interest margin, which went from 2.65% in the third quarter of 2008 to 2.47% in the third quarter of 2009.

WEALTH MANAGEMENT

- Total revenues for the quarter were $187 million compared to $203 million for the third quarter of 2008, as the results of the Wealth Management segment have been affected by lower transaction volumes, a narrower spread on deposits, and assets under management and administration that remained lower than in the same period of 2008.
- Operating expenses fell $6 million to total $149 million for the third quarter of 2009.

FINANCIAL MARKETS

- The Financial Markets segment demonstrated excellent performance with quarterly net income of $167 million compared to $165 million in the same quarter of 2008, when a net gain of $57 million had been recorded as a result of the merger between the Montréal Exchange Inc. and TSX Group Inc. Excluding this gain, net income would have experienced growth of 55%. Including non-controlling interest, the segment's total revenues were $409 million for the quarter versus $391 million in the third quarter of 2008.
- There was a substantial increase in trading activity revenues, mainly due to the revenues generated from fixed-income securities.
- Revenues from banking services were 50% higher in the third quarter of 2009 than in the same quarter of 2008.

OTHER

- In the third quarter, there was a net loss of $23 million versus a net loss of $43 million in the same quarter of 2008, mostly due to substantially higher securitization revenues, which stood at $95 million, $35 million more than in the third quarter of 2008. In the third quarter of 2008, a $29 million recovery of credit losses had been recorded.
- The *Other* heading includes a net loss of $1 million attributable to charges related to holding ABCP. In the third quarter of 2008, the Bank had recorded $24 million in net ABCP-related charges, including a provision for credit losses related to holding ABCP, an ABCP impairment charge, a gain on economic hedge transactions, financing costs, and professional fees.

CAPITAL MANAGEMENT

- The Tier 1 capital ratio and total capital ratio were 10.5% and 14.1%, respectively, as at July 31, 2009, compared to 9.4% and 13.2% as at October 31, 2008, under Basel II.

FINANCIAL REPORTING METHOD

The Bank uses certain measurements that do not comply with generally accepted accounting principles (GAAP) to assess results. Securities regulators require companies to caution readers that net income and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies.

Financial Information
(unaudited) (millions of dollars)

	Notes	Quarter ended			Nine months ended		
		July 31, 2009	July 31, 2008	%	**July 31, 2009**	July 31, 2008	%
Personal and Commercial		**134**	133	1	**392**	382	3
Wealth Management		**25**	31	(19)	**89**	108	(18)
Financial Markets		**167**	165	1	**363**	319	14
Other		**(23)**	(43)		**(231)**	(103)	
Net income		**303**	286	6	**613**	706	(13)
Plus: Charges related to holding ABCP	1	**1**	9		**119**	87	
Plus: Charge related to commitments to extend credit to clients holding ABCP	2	**–**	15		**86**	15	
Net income excluding the impact of ABCP		**304**	310	(2)	**818**	808	1
Less: Gain on available-for-sale securities	3	**–**	(57)		**–**	(57)	
Less: Gain on the sale of the Bank's subsidiary in Nassau	4	**–**	–		**–**	(32)	
Net income excluding specified items		**304**	253	20	**818**	719	14
Diluted earnings per common share		**$ 1.78**	$ 1.73	3	**$ 3.55**	$ 4.30	(17)
Plus: Charges related to holding ABCP	1	**0.01**	0.06		**0.74**	0.56	
Plus: Charge related to commitments to extend credit to clients holding ABCP	2	**–**	0.09		**0.54**	0.09	
Diluted earnings per common share excluding the impact of ABCP		**$ 1.79**	$ 1.88	(5)	**$ 4.83**	$ 4.95	(2)
Less: Gain on available-for-sale securities	3	**–**	(0.36)		**–**	(0.36)	
Less: Gain on the sale of the Bank's subsidiary in Nassau	4	**–**	–		**–**	(0.20)	
Diluted earnings per common share excluding specified items		**$ 1.79**	$ 1.52	18	**$ 4.83**	$ 4.39	10
Return on common shareholders' equity							
Including specified items		**22.1%**	23.7%		**15.2%**	20.4%	
Excluding specified items		**21.3%**	20.9%		**20.0%**	20.8%	

All amounts below, except Note (4), are presented net of income taxes:

(1) During the third quarter ended July 31, 2009, the $1 million cost related to holding ABCP included a loss on economic hedge transactions, ABCP financing costs, and a recovery of professional fees related to the ABCP file. During the quarter ended July 31, 2008, the following items were recognized with respect to ABCP: a $10 million gain on economic hedge transactions, an $8 million loss on available-for-sale securities, and $11 million in ABCP financing costs and professional fees.
During the nine months ended July 31, 2009, the following items were recognized related to holding ABCP: a $129 million loss on available-for-sale securities related to ABCP (2008: $8 million), losses on economic hedge transactions of $19 million (2008: $39 million), $41 million in interest received or receivable on ABCP held (2008: nil) and ABCP financing costs and professional fees of $12 million (2008: $40 million).

(2) During the quarter ended July 31, 2008, a $15 million provision for credit losses related to holding ABCP was recorded.
During the nine months ended July 31, 2009, an $86 million provision for credit losses related to commitments to extend credit to clients holding ABCP was recorded (2008: $15 million).

(3) During the quarter ended July 31, 2008, a $57 million gain on available-for-sale securities was recorded as a result of the merger between the Montréal Exchange Inc. and TSX Group Inc.

(4) During the nine months ended July 31, 2008, a net gain of $32 million was recorded on the sale of the Bank's subsidiary in Nassau, Bahamas.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, National Bank of Canada (the Bank) makes written and oral forward-looking statements, such as those contained in the "Major Economic Trends and Challenges" section and under the heading "Medium-term objectives" in the "Overview" section of the 2008 Annual Report, in other filings with Canadian securities regulators and in other communications, for the purpose of describing the economic environment in which the Bank will operate during fiscal 2009 and the objectives it has set for itself for that period. All such statements are made pursuant to the "safe harbour" provisions of Canadian and U.S. securities legislation. These forward-looking statements include, among others, statements with respect to the economy (particularly the Canadian and U.S. economies), market changes, observations regarding the Bank's objectives and its strategies for achieving them, Bank projected financial returns and certain risks faced by the Bank. These forward-looking statements are typically identified by future or conditional verbs or words such as "outlook," "believe," "anticipate," "estimate," "project," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require assumptions to be made and involve inherent risks and uncertainties, both general and specific. Assumptions about the performance of the Canadian and U.S. economies in 2009 and how that will affect the Bank's business are material factors considered in setting the Bank's strategic priorities and objectives and in determining its financial targets, including provisions for credit losses. Given the current financial and credit crisis, fiscal 2009 is characterized by an overall slowdown in the world economy, although some signs of recovery have been observed, and this is affecting the United States, Canada's largest trading partner. The financial crisis may result in lower levels of activity on capital markets and a higher cost of funds for financial institutions. There is a strong possibility that personal and commercial bankruptcies could increase in the coming quarters. In determining its expectations for economic growth, both broadly and in the financial services sector, the Bank primarily considers historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which the Bank operates, primarily Canada and the United States, are major factors it considers when establishing its effective tax rate. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and U.S. economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial proceedings, regulatory proceedings or claims, class actions or other recourses of various nature; the situation with respect to asset-backed commercial paper (ABCP), in particular the realizable value of underlying assets; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the Bank's ability to recruit and retain key officers; operational risks, including risks related to the Bank's reliance on third parties to provide components of the Bank's business as well as other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition, or liquidity.

The foregoing list of risk factors is not exhaustive. Additional information about these factors can be found under "Risk Management" and "Factors That Could Affect Future Results" in the 2008 Annual Report. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time, by it or on its behalf.

The forward-looking information contained in this document is presented for the purpose of interpreting the information contained herein and may not be appropriate for other purposes.

For more information:

Patricia Curadeau-Grou
Chief Financial Officer and
Executive Vice-President
Finance, Risk and Treasury
514-394-6619

Jean Dagenais
Senior Vice-President
Finance, Taxation and
Investor Relations
514-394-6233

Denis Dubé
Senior Director
Public Relations
514-394-8644

Hélène Baril
Senior Director
Investor Relations
514-394-0296

HIGHLIGHTS

(unaudited) (millions of dollars)

	Quarter ended			Nine months ended		
	July 31, 2009	July 31, 2008	% Change	**July 31, 2009**	July 31, 2008	% Change
Operating results						
Total revenues	**$ 1,132**	$ 1,057	7	**$ 3,039**	$ 2,872	6
Total revenues adjusted for non-controlling interest[1]	**1,137**	1,086	5	**3,053**	2,949	4
Net income	**303**	286	6	**613**	706	(13)
Return on common shareholders' equity	**22.1%**	23.7%		**15.2%**	20.4%	
Per common share (dollars)						
Earnings – basic	**$ 1.79**	$ 1.73	3	**$ 3.56**	$ 4.32	(18)
Earnings – diluted	**1.78**	1.73	3	**3.55**	4.30	(17)
EXCLUDING SPECIFIED ITEMS[2]						
Operating results						
Total revenues	**$ 1,138**	$ 981	16	**$ 3,216**	$ 2,871	12
Total revenues adjusted for non-controlling interest[1]	**1,143**	1,010	13	**3,230**	2,948	10
Net income	**304**	253	20	**818**	719	14
Return on common shareholders' equity	**21.3%**	20.9%		**20.0%**	20.8%	
Per common share (dollars)						
Earnings – basic	**$ 1.80**	$ 1.52	18	**$ 4.84**	$ 4.41	10
Earnings – diluted	**1.79**	1.52	18	**4.83**	4.39	10
Per common share (dollars)						
Dividends declared	**$ 0.62**	$ 0.62		**$ 1.86**	$ 1.86	
Book value				**32.51**	29.44	
Stock trading range						
High	**58.11**	54.63		**58.11**	54.63	
Low	**43.36**	45.75		**25.62**	44.39	
Close	**58.11**	50.00		**58.11**	50.00	

	July 31, 2009	October 31, 2008	% Change
Financial position			
Total assets	**$ 134,589**	$ 129,332	4
Loans and acceptances[3]	**57,761**	56,015	3
Deposits	**76,236**	76,022	–
Subordinated debentures and shareholders' equity	**8,333**	7,764	7
Capital ratios – BIS under Basel II			
Tier 1	**10.5 %**	9.4 %	
Total	**14.1 %**	13.2 %	
Capital ratios – BIS under Basel I			
Tier 1	**11.3 %**	10.1 %	
Total	**14.8 %**	14.1 %	
Impaired loans, net of specific and general allowances	**(114)**	(162)	
As a % of loans and acceptances	**(0.2)%**	(0.3)%	
Assets under administration/management	**191,814**	204,998	
Total personal savings	**103,568**	97,207	
Interest coverage	**5.57**	5.21	
Asset coverage	**4.21**	3.89	
Other information			
Number of employees	**17,772**	17,146	4
Number of branches in Canada	**446**	446	–
Number of banking machines	**855**	857	–

(1) Adjusted for gains or losses mainly attributable to third parties using the Innocap platform.
(2) See "Financial Reporting Method" on page 3.
(3) Net of securitized assets

FINANCIAL CONDITION AND OPERATING RESULTS

August 26, 2009 – The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in National Instrument 51-102, *Continuous Disclosure Obligations*, of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements prepared for the third quarter and the nine-month period ended July 31, 2009. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website **(www.sedar.com)** and the Bank's website **(www.nbc.ca)**.

Analysis of Results

CONSOLIDATED RESULTS

National Bank reported net income of $303 million for the third quarter of fiscal 2009, up 6% from the $286 million in net income posted in the third quarter of 2008. Diluted earnings per share were $1.78 versus $1.73 for the same quarter of 2008. The results for this quarter include $1 million in after-tax costs related to holding asset-backed commercial paper (ABCP). In the third quarter of 2008, the Bank had recorded $24 million in after-tax ABCP-related charges, including a provision for credit losses related to holding ABCP, an ABCP impairment charge, a gain on economic hedge transactions, financing costs, and professional fees. In addition, the Bank had recorded a $57 million after-tax gain as a result of the merger between the Montréal Exchange Inc. and TSX Group Inc. Excluding specified items, third quarter net income would have been $304 million compared to $253 million in the third quarter of 2008, for an increase of 20%. Diluted earnings per share would have been $1.79, up 18% from $1.52 in the same quarter of 2008.

The Bank's net income for the first nine months of the fiscal year stood at $613 million compared to $706 million for the same period of 2008. Excluding specified items, all related to the impact of ABCP in the first nine months of fiscal 2009, net income would have stood at $818 million compared to $719 million, a 14% increase over the same period of 2008 excluding a gain on the sale of the Bank's subsidiary in Nassau, a gain resulting from the merger between the Montréal Exchange Inc. and TSX Group Inc., and charges related to holding ABCP. Diluted earnings per share stood at $3.55 for the first nine months of 2009 compared to $4.30 for the same period of 2008. Excluding specified items, diluted earnings per share stood at $4.83, up $0.44 or 10% compared to the first nine months of 2008.

Return on common shareholders' equity was 22.1% in the third quarter of 2009 compared to 23.7% in the same quarter of 2008. Excluding specified items, return on common shareholders' equity would have been 21.3% in the third quarter of 2009 compared to 20.9% in the same quarter of 2008. For the first nine months of fiscal 2009, it stood at 15.2% compared to 20.4% in the same period of 2008. Excluding specified items, it would have been 20.0% for the first nine months of 2009.

Total Revenues

For the third quarter of 2009, the Bank's total revenues amounted to $1,132 million compared to $1,057 million in the third quarter of 2008. The increase was mainly due to an increase in other income owing to higher securitization revenues, trading revenues and lending fees.

Net interest income for the quarter totalled $454 million versus $446 million for the third quarter of 2008. Net interest income at Personal and Commercial advanced $2 million to total $353 million for the quarter. This growth came from the solid increase in loan volumes, especially consumer loans and loans to small and medium-sized enterprises (SMEs), and was tempered by a narrowing of the net interest margin, which went from 2.65% in the third quarter of 2008 and 2.53% in the second quarter of 2009 to 2.47% in the third quarter of 2009. The decrease was mainly due to the smaller spread on deposits. Net interest income at Wealth Management fell $5 million, mainly due to the narrower spread on deposits. In the Financial Markets segment, the $23 million increase in net interest income was mainly due to the trading revenues recorded in net interest income that increased by $17 million compared to the third quarter of 2008.

Other income for the third quarter stood at $678 million versus $611 million for the same quarter of 2008. Trading revenues recorded as other income totalled $41 million in the third quarter of 2009 compared to a loss of $20 million in the third quarter of 2008. The net gains on available-for-sale securities reached $31 million compared to net gains of $86 million for the year-earlier quarter. This decrease reflects the gain resulting from the merger between the Montréal Exchange Inc. and TSX Group Inc. Underwriting and advisory fees totalled $83 million for the quarter, up from $74 million a year earlier, while securities brokerage commissions decreased $4 million to total $56 million. Securitization revenues totalled $95 million versus $60 million for the third quarter of 2008, owing to a higher volume of new securitizations and the favourable rate spread. Trust service and mutual fund fees were down $8 million to total $84 million due to the decline in value of assets under management and administration.

For the first nine months of fiscal 2009, total revenues amounted to $3,039 million, as against $2,872 million for the same period of 2008. Net interest income rose $268 million to total $1,501 million in the first nine months of 2009. Net interest income at Personal and Commercial advanced $18 million to $1,055 million for the nine-month period, mainly due to the growth in loans and deposits. The increase in net interest income from trading activities contributed up to $249 million. Other income in the first nine months of fiscal 2009 totalled $1,538 million versus $1,639 million for the same nine-month period of 2008. Net losses on available-for-sale securities reached $117 million versus net gains of $122 million for the first nine months of fiscal 2008. This change was in large part due to charges attributable to the adjustment in the value of ABCP recorded during the first nine months of 2009, offset by a $66 million decrease in trading losses recorded in other income which totalled $35 million and securitization revenues which reached $293 million, up $129 million compared to the year-earlier period. Underwriting and advisory fees declined by $15 million to total $248 million, securities brokerage commissions fell $18 million to total $162 million, and trust service and mutual fund fees were down $26 million to total $239 million. These decreases are explained by lower transaction volumes, and by assets under management and administration that remained lower than in the same period of 2008.

Operating Expenses

In the third quarter of 2009, operating expenses totalled $663 million, an increase of $4 million or 1% over the year-earlier quarter. This variance was mainly due to higher salaries and staff benefits offset by a decrease in the professional fees that were incurred in 2008 for the Bank's business process review. The efficiency ratio was 58% for the quarter compared to 61% for the third quarter of 2008.

For the first nine months of fiscal 2009, operating expenses rose $37 million, reaching $1,962 million. This increase was mainly due to an increase in variable compensation of $21 million and in other expenses of $32 million, $5 million of which came from the increase in tax on capital and salaries. Professional fees decreased $27 million due to the business process review, technology development and ABCP-related charges recorded in 2008.

Provision for Credit Losses

In the third quarter of 2009, the Bank recorded a $46 million provision for credit losses, $16 million more than during the same quarter of 2008. This increase was mainly due to losses of $10 million in personal loans and credit card receivables and to losses of $8 million in corporate loans. The increase was partially offset by a $3 million decrease in losses on credit granted to medium-sized businesses compared to the same quarter of 2008. During the third quarter of 2008, the Bank had recorded a $23 million general allowance on ABCP-secured loans and a $29 million recovery of corporate credit losses.

For the first nine months ended July 31, 2009, the Bank recorded a provision for credit losses of $251 million, an increase of $156 million compared to the same nine-month period of 2008. This variance was attributable to a $126 million allowance related to commitments to extend credit to clients holding ABCP recorded in the first quarter of 2009, to a $27 million increase in the provision for personal loan and credit card losses, and a $20 million increase in the provision for losses on corporate loans.

As at July 31, 2009, gross impaired loans totalled $380 million, a $73 million increase since October 31, 2008, due mainly to corporate and personal loans. As at July 31, 2009, allowances for credit losses exceeded gross impaired loans by $114 million versus $162 million as at October 31, 2008.

Income Taxes

The income tax expense for the third quarter of 2009 was $110 million compared to $95 million in the same quarter of 2008. The tax rate for the third quarter of 2009 was 26%, unchanged from that of third quarter 2008. For the first nine months of fiscal 2009, the income tax expense was $183 million, for an effective tax rate of 22%. For the same nine-month period in 2008, the income tax expense was $190 million and the effective tax rate was also 22%.

Results by Segment

Personal and Commercial

The Personal and Commercial segment contributed $251 million in the third quarter of 2009, an increase of $6 million over the same quarter of 2008. Net income posted a slight 1% increase, totalling $134 million for the quarter, and total revenues advanced $20 million to reach $588 million. Loan volumes at Personal and Commercial rose 8% between the third quarter of 2008 and the third quarter of 2009. This growth was tempered by a narrowing of the net interest margin, which was mainly due to smaller spreads on deposits.

Total revenues at Personal Banking rose $11 million to total $396 million, mainly due to growth in fees collected on loan prepayments. Loan and deposit volumes posted strong growth that was offset by a narrowing of net interest margins. The reduced net interest margin on deposits was partially offset by a wider net interest margin on credit cards. At Commercial Banking, total revenues rose $9 million and were mostly generated by greater financing activity among clients.

Operating expenses for Personal and Commercial amounted to $337 million in the third quarter of 2009, up $14 million from the same quarter of 2008, mainly due to substantial investments in sales force improvements, including branch hirings, deployments of new banking machines and the introduction of smart cards. The efficiency ratio remained unchanged at 57% for the third quarter of 2009 compared to the same quarter of 2008. The segment's provision for credit losses was up $7 million to total $54 million, mainly because of higher credit losses on personal loans and credit card receivables, tempered by lower losses on credit granted to enterprises.

For the first nine months of fiscal 2009, net income for the Personal and Commercial segment stood at $392 million, a $10 million increase over the $382 million in net income recorded during the same nine months in 2008. Total revenues for the segment rose 3% to total $1,707 million, mainly due to higher loan and deposit volumes. Total revenues at Personal Banking grew $23 million or 2%. Total revenues at Commercial Banking rose $23 million or 4%. The segment's provision for credit losses was $14 million higher than in the same nine-month period of 2008. This increase was attributable to losses of $18 million on credit card receivables and $9 million on personal loans, offset by a $13 million decrease in Commercial Banking losses. The efficiency ratio for the first nine months of 2009 was 58%, unchanged from the same nine-month period of 2008.

Wealth Management

Net income for the Wealth Management segment totalled $25 million in the third quarter of 2009, down $6 million from $31 million in the same quarter of 2008. Total revenues for the segment stood at $187 million, as against $203 million in the third quarter of 2008. This decrease was due to lower transaction volume, the narrower spread on deposits, and assets under management and administration that remained lower than in the same period of 2008. Operating expenses fell by $6 million to stand at $149 million in the third quarter of 2009, mainly due to a decrease in variable compensation.

For the first nine months of fiscal 2009, net income for Wealth Management totalled $89 million compared to $108 million in the same period of 2008, for a decrease that is explained by the same factors provided for the quarter. Total revenues stood at $566 million, as against $621 million for the first nine months of 2008. Operating expenses amounted to $435 million, a $19 million improvement when compared to the $454 million in operating expenses recorded during the first nine months of 2008.

Financial Markets

The Financial Markets segment posted net income of $167 million in the third quarter of 2009, up $2 million from the same quarter of 2008. Total revenues for the segment stood at $404 million compared to $362 million in the third quarter of 2008. Including non-controlling interest, third quarter revenues totalled $409 million compared to $391 million for the same quarter of 2008. Trading activity revenues were $166 million for the quarter, up $72 million from the third quarter of 2008, mainly due to higher revenues from fixed-income securities. The $65 million decrease in gains on available-for-sale securities reflects the gain recorded as a result of the merger between the Montréal Exchange Inc. and TSX Group Inc. recorded in the third quarter of 2008. Revenues from banking services increased $22 million from the same quarter of 2008. The decline in other revenues was partially due to a $25 million lower contribution from Maple Financial Group Inc. Third quarter operating expenses stood at $163 million, up $4 million from the year-earlier quarter due to the increase in variable compensation. For the third quarter of 2009, the segment recorded a provision for credit losses of $8 million, owing primarily to certain manufacturing sector loans, whereas no charge had been recorded in 2008.

For the first nine months of fiscal 2009, net income for the segment totalled $363 million, up $44 million from the same period in 2008. Total revenues stood at $1,018 million compared to $859 million for the first nine months of 2008. Including non-controlling interest related to trading activities, revenues from Financial Markets totalled $1,032 million, up $96 million from the same period of 2008. This increase consisted mainly of higher trading activity revenues from fixed-income securities and higher revenues from banking services, partially offset by lower financial market fees, gains on securities as explained above, and other revenues. Operating expenses stood at $502 million, up $18 million when compared to the first nine months of fiscal 2008, due mainly to variable compensation. For the first nine months of 2009, the segment recorded a provision for credit losses of $18 million versus recoveries of $2 million recorded in the same period of 2008.

Financial Market Revenues
(taxable equivalent basis[1])
(millions of dollars)

	Q3		Nine months	
	2009	2008	**2009**	2008
Trading activity revenues				
Equity	**51**	46	**138**	104
Fixed income	**92**	28	**277**	109
Commodity and foreign exchange	**23**	20	**73**	74
	166	94	**488**	287
Financial market fees	**58**	53	**168**	195
Gains on available-for-sale securities, net	**32**	97	**73**	125
Banking services	**66**	44	**175**	137
Other	**87**	103	**128**	192
Total[2]	**409**	391	**1,032**	936

(1) See "Financial Reporting Method" on page 3.
(2) Excluding non-controlling interest

Other

The *Other* heading of segment results posted a net loss of $23 million in the third quarter of 2009 versus a net loss of $43 million in the same quarter of 2008. Charges related to holding ABCP were negligible in the third quarter of 2009, whereas the 2008 results included a $24 million net loss related to ABCP. This loss consisted of a provision for credit losses related to holding ABCP, an ABCP impairment charge, a gain on economic hedge transactions, financing costs, and professional fees. Excluding specified items, the third quarter net loss for the *Other* heading was $22 million compared to a net loss of $19 million for the third quarter of 2008. This difference was mainly attributable to the significant increase in revenues from securitization activities and to the decrease in technology expenses offset by the recovery of corporate credit losses recorded in the third quarter of 2008. For the first nine months of 2009, the net loss was $231 million compared to a net loss of $103 million in the same period one year earlier. This was mainly due to ABCP-related charges, including the cost of holding ABCP and the charge related to commitments to extend credit to clients holding ABCP offset by higher securitization revenues in 2009. Excluding specified items, the net loss for the first nine months of fiscal 2009 was $26 million compared to a $33 million net loss for the same period of 2008.

Cash Flows

Due to the very nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, certain activities, such as trading activities, generate significant cash flow movements that can impact several asset and liability items such as held-for-trading securities, securities sold short, or securities sold under repurchase agreements.

For the third quarter of 2009, cash and cash equivalents decreased $1.3 billion compared to a $0.8 billion decrease in the year-earlier quarter. As at July 31, 2009, cash and cash equivalents totalled $1.9 billion versus $2.9 billion a year earlier.

Operating activities in the third quarter required $5.6 billion in cash due to a $2.9 billion increase in held-for-trading securities, to a $2.0 billion change in other items explained by a decrease in other liabilities consisting mainly of obligations other than deposits, and to a $1.4 billion decrease in amounts due to clients, dealers and brokers. During the same quarter of 2008, operating activities required $1.0 billion in cash, mainly due to a $0.7 billion increase in held-for-trading securities and to a $2.2 billion decrease in amounts due to clients, dealers and brokers offset by a $1.7 billion decrease in amounts due from clients, dealers and brokers.

Financing activities in the third quarter of 2009 generated cash inflows of $2.0 billion due to a $2.3 billion increase in obligations related to securities sold short and a $3.5 billion increase in securities sold under repurchase agreements offset by a $3.6 billion decrease in deposits. During the same quarter of 2008, financing activities required $0.3 billion in cash due to a $1.7 billion decrease in deposits and a $1.3 billion decrease in securities sold under repurchase agreements offset by issuances of debt securities and debentures for $0.9 billion and a $1.5 billion increase in obligations related to securities sold short.

Lastly, investing activities generated cash inflows of $2.3 billion during the third quarter of 2009, owing to a $1.9 billion decrease in available-for-sale securities, a $1.8 billion decrease in securities purchased under reverse repurchase agreements, and $1.0 billion in proceeds from securitization of new assets and other transfers of receivables offset by a $2.4 billion increase in loans. During the same quarter of 2008, investing activities generated cash inflows of $0.5 billion due to a $2.0 billion decrease in securities purchased under reverse repurchase agreements offset by a $1.8 billion increase in loans.

Balance Sheet

As at July 31, 2009, the Bank had total assets of $134.6 billion compared to $129.3 billion as at October 31, 2008. Loan and acceptance balances increased $1.7 billion despite the increase in securitized loans. In addition, cash, deposits with financial institutions, securities, and securities purchased under reverse repurchase agreements increased $6.2 billion owing to an increase in securities issued and guaranteed by the Government of Canada. The table below presents the main portfolios:

Average Monthly Volumes
(millions of dollars)

	July 2009	October 2008	July 2008
Loans and acceptances[1]			
Residential mortgages	**24,298**	23,930	23,952
Consumer loans	**15,052**	13,410	12,490
Credit card receivables	**1,838**	1,846	1,826
SME loans	**15,720**	14,891	14,528
Corporate loans	**7,216**	7,098	6,675
	64,124	61,175	59,471
Deposits			
Personal (balance)	**34,539**	33,098	32,777
Off-balance sheet personal savings (balance)	**69,029**	64,109	73,359
Business	**13,707**	13,666	13,395

(1) Including securitized assets

Loans and acceptances rose $2.9 billion, or 5%, from October 31, 2008, for total volumes of $64.1 billion as at July 31, 2009. This growth was mainly attributable to an increase in consumer loans, which were up 12% from October 31, 2008 to total $15.1 billion due to higher volumes of secured home equity lines of credit. Corporate loans were up 2% from October 31, 2008 to stand at $7.2 billion as at July 31, 2009. Year over year, residential mortgage loan volumes increased 1% to total $24.3 billion as at July 31, 2009. Consumer loan volumes grew 21% from July 31, 2008, and SME loan volumes increased $1.2 billion, or 8%, year over year to total $15.7 billion as at July 31, 2009. Corporate loans were up 8% from the same period last year.

Personal deposits totalled $34.5 billion as at July 31, 2009, up $1.4 billion or 4% from October 31, 2008. Off-balance sheet personal savings administered by the Bank totalled $69.0 billion at the end of the third quarter of 2009, an increase of 8% from October 31, 2008. Business deposits remained relatively stable and totalled $13.7 billion as at July 31, 2009. Year over year, personal deposits increased $1.8 billion, or 5%, while off-balance sheet personal savings administered by the Bank were down $4.3 billion. The decrease was mainly attributable to the decline in the fair value of assets under management and administration and to the transfer of assets to traditional banking products. Lastly, business deposits advanced slightly from one year earlier.

As at July 31, 2009, the Bank's shareholders' equity was $6.3 billion compared to $5.5 billion as at October 31, 2008. This increase is partially explained by the issuance of Series 24 and 26 First Preferred Shares for an amount of $315 million. Moreover, accumulated other comprehensive income amounted to $86 million as at July 31, 2009 versus a loss of $62 million as at October 31, 2008. This change was attributable to $34 million in gains on derivative financial instruments designated as cash flow hedges and $130 million in unrealized gains on available-for-sale financial assets, net of fair value hedge transactions.

Shares and stock options as at July 31, 2009

	Number of shares	$ million
First Preferred Shares		
Series 15	**8,000,000**	**200**
Series 16	**8,000,000**	**200**
Series 20	**6,900,000**	**173**
Series 21	**8,050,000**	**201**
Series 24	**6,800,000**	**170**
Series 26	**5,800,000**	**145**
	43,550,000	**1,089**
Common shares	**160,603,594**(1)	**1,700**
Stock options	**8,056,813**(1)	

(1) As at August 21, 2009, there were 160,946,244 common shares and 8,020,513 stock options outstanding.

MASTER ASSET VEHICLES

On August 20, 2007, the Bank announced a number of measures to relieve its clients from the uncertainties related to the liquidity problem in the asset-backed commercial paper (ABCP) market. During the fourth quarter of 2007, the Bank purchased $2,138 million of ABCP, issued by 26 trusts, including $1,084 million from mutual funds and $559 million from pooled funds administered by the Bank as well as the ABCP held by its individual retail clients and certain other clients. This amount was in addition to the $156 million of ABCP already held by the Bank.

On December 23, 2007, the Pan-Canadian Investors Committee for Third-Party Structured ABCP approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. On December 24, 2008, an agreement was reached with all key stakeholders, including the governments of Canada, Quebec, Ontario and Alberta, regarding the restructuring of $32 billion of third-party ABCP. The restructuring plan was implemented on January 21, 2009.

Restructuring Plan

The affected ABCP has been replaced with new longer-term floating rate notes with maturities designed to more closely match the maturities of the underlying assets, with pooling of certain assets as well as the establishment of margin funding facilities to support any collateral calls that may occur in the future.

The series of affected ABCP, supported in whole or in part by synthetic assets, have been pooled into the Master Asset Vehicles (I and II) as follows:

- Master Asset Vehicle I (MAV I) is a vehicle for investors who have elected to commit their pro rata share of a margin funding facility associated with their underlying assets.
- Master Asset Vehicle II (MAV II) is a vehicle for investors who have elected to commit less than or none of their pro rata share of a margin funding facility, in which case third parties will fund the remaining portion.

The margin funding facilities in MAV I and MAV II are provided by third party lenders such as Canadian banks, asset providers, noteholders and the governments of Canada, Quebec, Ontario and Alberta. The facilities provided by the governments rank senior to all other margin funding facilities and, in the event of margin calls, they would be the last in and the first out. These facilities are designed to reduce the risk that the vehicles will not be able to meet margin calls if future circumstances warrant them. The Bank committed to contribute $911 million to these margin funding facilities. As at July 31, 2009, the margin funding facility had not been drawn.

The key parties to the restructuring have also agreed to enhance the transaction by including an 18-month post-closing moratorium for which margin calls will not occur.

In connection with the contribution to MAV I or MAV II of assets supported by the margin funding facility, investors have received a mix of Class A-1, Class A-2, Class B and Class C notes with an expected maturity in January 2017. Ineligible assets in MAV I and MAV II (MAVs) have been segregated, and noteholders holding series of ABCP secured in part by ineligible assets have received IA tracking notes that will track the performance of the underlying individual asset.

A third vehicle, which silos each series secured exclusively by traditional assets or by ineligible assets, has been created under Master Asset Vehicle III (MAV III). Two main types of notes are created in MAV III: TA tracking notes for traditional assets and IA tracking notes for ineligible assets. All tracking notes are tied to the net return and maturities of their respective underlying assets.

MAV I and MAV II Class A-1 and Class A-2 notes were granted a rating of "A" on January 21, 2009. On August 11, 2009, the MAV II Class A-2 notes were downgraded to BBB (low) and the rating "under review with negative implications" was maintained. MAV I Class A-2 notes were also placed "under review with negative implications." The ratings assigned to the Class A-1 notes issued by the MAVs were unaffected and remained at a rating of "A" and during the third quarter of 2009, credit spreads have improved.

As at July 31, 2009, the face value of the ABCP held by the Bank was $1,974 million, of which $1,691 million was designated as *Held-for-trading securities* under the fair value option, and $283 million was classified in *Available-for-sale securities*. During the third quarter of 2009, a note of $29 million was extinguished and the Bank received $47 million in principal repayments. In the second quarter of 2009, a credit default swap excluded from the moratorium was terminated and the Bank's proportional share in the notes related to this derivative was $43 million; the Bank also received a principal repayment related to the ABCP notes for an amount of $69 million. The table below provides a breakdown of the ABCP face value as at July 31, 2009:

(millions of dollars)	
MAV I	
Class A-1	605
Class A-2	553
Class B	94
Class C	39
IA tracking notes for ineligible assets	77
Total MAV I	**1,368**
MAV II	
Class A-1	98
Class A-2	79
Class B	14
Class C	6
IA tracking notes for ineligible assets	14
Total MAV II	**211**
MAV III	
TA tracking notes for traditional assets	92
IA tracking notes for ineligible assets	155
Total MAV III	**247**
ABCP not included in the Pan-Canadian restructuring plan	148
TOTAL	**1,974**

Establishing Fair Value

To determine the value of the ABCP it is holding, the Bank established ranges of estimated fair value. The carrying value of the ABCP held by the Bank in an investment portfolio as at July 31, 2009, designated as *Held-for-trading securities* was $1,152 million, and $93 million was classified in *Available-for-sale securities*. The notes held in an investment portfolio with one or more embedded derivatives were designated as *Held-for-trading securities* under the fair value option, and the other notes were classified in *Available-for-sale securities*. The table below provides a breakdown of the carrying value of ABCP held as at July 31, 2009:

(millions of dollars)	
MAV I and MAV II	1,113
MAV III	86
ABCP not included in the Pan-Canadian restructuring plan	46
Carrying value of the notes	1,245
Margin funding facilities	(65)
TOTAL	**1,180**

Since the carrying value of ABCP held by the Bank as at January 31 and as at April 30, 2009 was within the range of the estimated fair value established as at July 31, 2009, no change was made to the carrying value during the third quarter of 2009.

For the first nine months of 2009, a loss of $190 million was recorded in *Gains (losses) on available-for-sale securities* in the Consolidated Statement of Income following the implementation of the restructuring plan.

In establishing the fair value of the MAV notes and excluding ineligible assets, the Bank considered the quality of the underlying assets. The Bank determined the fair value using a discounted cash flow analysis. The discount rate was based 80% on CDX.IG index tranches and 20% on a basket of securities backed by assets such as credit card receivables, Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS) and automobile loans. Credit ratings and coupons were based on the terms of the MAV notes. Maturities were based on the anticipated cash flows of underlying assets.

For ineligible assets, the fair value of the tracking notes was based on an analysis of the underlying assets of the notes and the market value of comparable instruments. For RMBS, fair values were based on the ABX index; for CMBS, CMBS indices, including the CMBX index, were chosen. As for derivative financial instruments, the Bank used valuation models which are commonly used by market participants with inputs that are based on factors observable in the markets: CDX.IG indices, base correlation and interest rates.

The Bank's valuation was based on its assessment of the conditions prevailing as at July 31, 2009, which may change in subsequent periods. The most important assumptions for determining the fair value of the notes are the observable discount rates and the credit ratings of the notes. Fair value sensitivities to these assumptions as at July 31, 2009 were as follows:

- A 10-basis-point change in the discount rate would result in a $10 million decrease or increase in the fair value;
- A decrease in the credit rating by one letter grade would result in a fair value decrease within a range of $70 million to $90 million; and
- An increase in the credit rating by one letter grade would result in a fair value increase within a range of $60 million to $80 million.

Determining the fair value of ABCP is complex and involves an extensive process that includes the use of quantitative modelling and relevant assumptions. Possible changes that could have a material effect on the future value of the ABCP include: (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, as no active market exists and (3) the impacts of a severe and prolonged economic slowdown in North America.

Credit Facilities to Clients Holding MAV Notes

The Bank offered improved credit facilities to its commercial and corporate clients who are holding MAV notes to help with their liquidity needs. These credit facilities cover up to 75% of the face value of the notes. The credit agreements also provide for an option in favour of the borrower that allows the borrower to assign to the Bank, on or after the maturity date of the credit facility, the restructured notes in payment of the principal of the credit facility. These credit facilities are available for a period of two to three years with the possibility of being extended by the Bank if borrowers maintain a normal banking relationship with the Bank during the period of the credit facility.

During the first quarter of 2009, the Bank recorded a provision for credit losses of $126 million related to these new credit facilities. This amount was recorded in *Other liabilities* in the Consolidated Balance Sheet. A general allowance for credit risk for ABCP-secured loans of $23 million was recorded during fiscal 2008. These allowances are based on the Bank's assessment of the value of the collateral at the maturity date of the loans and are mainly due to the credit facilities secured by notes backed by ineligible assets.

As at July 31, 2009, the outstanding improved credit facilities were $255 million. In total, the collateral related to the credit facilities offered to clients was estimated as follows:

Collateral (millions of dollars)	Face value of the notes	Credit facilities related to notes backed by ineligible assets[1]	Credit facilities related to other notes included in the restructuring plan[2]
MAV II			
Class A-1	427	–	339
Class A-2	410	–	324
Class B	74	–	59
Class C	28	–	22
IA tracking notes for ineligible assets	131	102	–
Total MAV II	1,070	102	744
MAV III			
TA tracking notes for traditional assets	52	–	32
IA tracking notes for ineligible assets	169	135	–
Total MAV III	221	135	32
TOTAL	1,291	237	776

(1) These credit facilities represent 75% of the face value of the notes and are guaranteed by the notes.
(2) These credit facilities represent 75% of the face value of the notes, of which 30% are full recourse to the borrower and 45% guaranteed by the notes.

The Bank had also provided credit facilities to borrowers for their liquidity needs until the improved credit facilities were made available. As at July 31, 2009, these outstanding credit facilities represented $50 million with recourse to the borrowers.

Regulatory Investigation

In early 2008, the Autorité des marchés financiers (AMF), the Ontario Securities Commission (OSC) and the Investment Dealers Association of Canada (now known as the Investment Industry Regulatory Organization of Canada – IIROC) acknowledged that they were carrying on an industry-wide investigation into the Canadian sale and distribution of third-party ABCP and the conduct of various market participants in the weeks leading to the failure of the market in mid-August 2007. Stemming from such an industry investigation, regulators may seek orders to sanction market participants.

The Bank's investment dealer subsidiary, National Bank Financial (NBF), has been notified of the preliminary findings of the regulators' staff. The enforcement notice identified matters that were the subject of the investigation and indicated that the securities regulators' staff is contemplating commencing proceedings in relation to those matters against NBF.

The enforcement notice affords NBF an opportunity to make representations before a decision is taken by the regulators' staff to commence proceedings. NBF intends to avail itself of this opportunity while continuing to cooperate fully with the securities regulators.

Refer also to Note 17 *Litigation* on page 45.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank is party to various financial arrangements that, under Canadian generally accepted accounting principles (GAAP), are not required to be recorded on the Consolidated Balance Sheet or are recorded under amounts other than their notional or contractual values. These arrangements include, among others, assets under administration and assets under management, variable interest entities (VIEs), derivative financial instruments, letters of guarantee and credit agreements. For a complete analysis of these types of arrangements, including their nature, business purpose and importance, see pages 46 to 49 of the 2008 Annual Report. For further information on the VIEs in which the Bank holds a significant variable interest but is not the primary beneficiary as defined in Accounting Guideline No. 15, *Consolidation of Variable Interest Entities* (AcG-15), see Note 13 to the 2008 audited consolidated financial statements. For more information on the guarantees and a description of obligations under certain indemnification agreements, refer to Note 28 to the 2008 audited consolidated financial statements and to Note 11 for securitization activities.

During the first nine months of the fiscal year, aside from new securitization activities described in Note 8 to the unaudited interim consolidated financial statements and the $911 million margin funding facility that the Bank has committed to contribute under the ABCP restructuring plan completed on January 21, 2009, the Bank did not enter into any significant arrangements with VIEs that are not consolidated by the Bank. The ABCP restructuring plan provides for a moratorium on margin calls for a period of 18 months.

Additional Disclosure – Financial Stability Board

The Superintendent of Financial Institutions has asked Canadian banks to apply certain Financial Stability Forum (now Financial Stability Board) recommendations published in April 2008. The recommendations were issued to enhance transparency and valuation with respect to certain exposures, in particular special purpose entities, subprime and Alt-A exposures, synthetic collateralized debt obligations, residential and commercial mortgage-backed securities, and leveraged financing structures.

The Bank does not market any specific mortgage financing program to subprime or Alt-A clients. Subprime loans are generally defined as loans granted to borrowers with a higher credit risk profile than prime borrowers, and the Bank does not grant this type of loan. Alt-A loans are granted to borrowers who cannot provide standard proof of income. The Bank's Alt-A loan volume was $110 million as at July 31, 2009.

Credit derivative positions in collateralized debt obligations are provided in Table 4 in the "Additional Financial Information" section at the end of Management's Discussion and Analysis. The Bank does not have any significant direct position in residential and commercial mortgage-backed securities.

Leveraged finance loans are defined by the Bank as loans granted to large corporate and financial sponsor-backed companies that are typically non-investment grade with much higher levels of debt relative to the industry in which they operate. Leveraged finance is commonly employed to achieve a specific objective, for example, to make an acquisition, complete a buy-out or repurchase shares. Leveraged finance risk exposure takes the form of both funded and unfunded commitments. As at July 31, 2009, total commitments for this type of loan stood at $209 million.

Details about other exposures are provided in Table 8 in the "Additional Financial Information" section at the end of Management's Discussion and Analysis.

Risk Management

The Bank's objective is to maintain its financial performance by staying the course with prudent management and a sound balance between return and the risks assumed. The Bank views risk as an inherent part of its development and the diversification of its activities.

In order to manage the current financial and credit crisis, the Bank is taking additional steps to more closely monitor its liquidities and funding. In October 2008, the Bank of Canada announced that it was temporarily allowing participants in the Large Value Transfer System (LVTS) to substitute their non-mortgage loan portfolios denominated in Canadian dollars for current LVTS collateral, which is composed of marketable securities that may be used as collateral for other purposes. In order to benefit from this initiative, the Bank, as a participant in the LVTS, has granted the Bank of Canada a movable hypothec on the portfolio of non-mortgage loans denominated in Canadian dollars granted to Canadian residents. Since the beginning of fiscal 2009, the Bank has substituted this portfolio for LVTS collateral.

The Bank has enhanced control of its exposure to counterparty risk with certain U.S. and international entities most affected by the crisis by taking an overall prudent approach when extending credit facilities. Management of the credit portfolio also involves more frequent monitoring and updates. For more details, please refer to the Risk Management section on pages 57 to 65 of the 2008 Annual Report as well as to Note 5 to the consolidated financial statements concerning the management of risks associated with financial instruments presented on pages 106 to 115 of the 2008 Annual Report.

Information about risk management is also provided in Tables 1 to 7 of the "Additional Financial Information" section at the end of Management's Discussion and Analysis and in Note 7 to the unaudited interim consolidated financial statements, which covers loans.

The table below illustrates the VaR distribution of trading portfolios by risk category as well as the diversification effect. The table on the next page presents the potential before-tax impact of an immediate and sustained 100-basis-point increase or decrease on net interest income and on the economic value of the shareholders' equity of non-trading portfolios, assuming no further hedging is undertaken, and excludes the prepayment option inherent in fixed-rate mortgage loans.

Global VaR by Risk Category[1]

Quarter ended				July 31, 2009	April 30, 2009
	Low	High	Average	Period end	Period end
Interest rate	(7.0)	(10.3)	(8.4)	(8.2)	(8.2)
Foreign exchange	(1.5)	(5.2)	(3.2)	(2.5)	(5.3)
Equity	(3.8)	(7.9)	(5.2)	(6.0)	(6.3)
Commodity	(1.1)	(2.3)	(1.7)	(1.9)	(1.3)
Correlation effect[2]	n.s.	n.s.	9.7	9.9	12.8
Global VaR	(6.9)	(11.2)	(8.8)	(8.7)	(8.3)

n.s. – Computation of a correlation effect for the high and low is not significant as highs and lows may occur on different days and be attributable to different types of risk.

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risks.

Interest Rate Sensitivity – Non-Trading
(before tax)

As at July 31	2009	2008
100-basis-point increase in the interest rate		
Impact on net interest income (for the next 12 months)	**17**	10
Impact on shareholders' equity	**(139)**	(46)
100-basis-point decrease in the interest rate		
Impact on net interest income (for the next 12 months)	**(12)**	(27)
Impact on shareholders' equity	**155**	2

Daily Trading Revenues[1]
Daily trading revenues were positive more than 91% of the days in the quarter ended July 31, 2009. Net daily trading losses in excess of $1 million were recorded on only 3 days, despite the uncertainty of markets during the quarter. None of these losses exceeded the VaR limit.

Quarter ended July 31, 2009
(unaudited) (millions of dollars)


Trading Revenues
VaR
15
10
5
0
(5)
(10)
(15)
May 1, 09
May 31, 09
June 30, 09
July 31, 09

(1) Excluding the impact of economic hedge transactions undertaken to protect the ABCP portfolio

Accounting Policies and Estimates

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP. The reader is referred to Note 1 to the 2008 audited annual consolidated financial statements for more information on the significant accounting policies used to prepare the consolidated financial statements. Certain of these accounting policies are considered critical because they are important to the presentation of the Bank's financial position and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. The key assumptions and bases for estimates made by Management in accordance with GAAP are described in the 2008 Annual Report.

There have not been any changes to the Bank's significant accounting policies affecting fiscal 2009, other than those described in Note 2A to the unaudited interim consolidated financial statements. Information about future changes in accounting standards are presented in Note 2B to the unaudited interim consolidated financial statements.

International Financial Reporting Standards (IFRS)
In February 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises would be required to report under IFRS in 2011. The Bank will adopt IFRS commencing November 1, 2011 with comparatives for the year commencing November 1, 2010. The Bank will issue its consolidated financial statements for the quarter ending January 31, 2012 prepared on an IFRS basis.

In order to prepare for the transition to IFRS, the Bank has established an enterprise-wide project, formed a dedicated project team and put in place a formal governance structure. The project team reports on a regular basis to a steering committee, which includes senior levels of management from all relevant departments. The Bank is currently in the planning phase of the conversion. This includes identifying the significant differences between existing Canadian GAAP and IFRS, identifying information technology requirements and operational impacts, developing a detailed project plan, assessing resource requirements and commencing training of staff.

Disclosure on Internal Controls Over Financial Reporting

During the third quarter of 2009, no changes were made to the policies, procedures and other processes that comprise the Bank's internal control over financial reporting that had or could reasonably have a material impact on the Bank's internal control over financial reporting.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements (BIS) – Basel II, stood at 10.5% and 14.1%, respectively, as at July 31, 2009, compared to 9.4% and 13.2% as at October 31, 2008. The increase in the capital ratios was attributable to the issuance of two series of first preferred shares during the first quarter of 2009 in an amount of $315 million, mitigated by the repurchase of $250 million in subordinated debentures in the second quarter of 2009. If these ratios had been calculated using the former BIS rules (Basel I), they would have been 11.3% and 14.8%, respectively, as at July 31, 2009.

As at July 31, 2009, the risk-weighted assets calculated under the rules of Basel II were stable and amounted to $58.3 billion compared to $58.1 billion as at October 31, 2008. Risk-weighted assets calculated under Basel I would have been $56.3 billion as at July 31, 2009.

Other information on capital is provided in the table below:

Capital Adequacy Under Basel II
(unaudited) (millions of dollars)

	Risk-weighted assets	
	As at July 31, 2009	As at October 31, 2008
Approaches for credit risk		
Retail residential mortgages	**4,226**	3,997
Other retail	**7,740**	6,915
Corporate	**26,894**	27,065
Bank	**1,550**	1,582
Trading portfolio	**3,230**	2,826
Securitization	**1,062**	115
	44,702	42,500
Equity securities	**1,064**	975
Other assets	**2,116**	2,034
Total – Credit risk	**47,882**	45,509
Approaches for market risk		
Standardized approach	**3,341**	5,084
Advanced measurement approach	**1,154**	1,539
Total – Market risk	**4,495**	6,623
Approaches for operational risk	**5,916**	5,937
Total capital requirements for risk	**58,293**	58,069
Tier 1 capital ratio	**10.5%**	9.4%
Total capital ratio	**14.1%**	13.2%

Dividends

The Board of Directors declared regular dividends on the various classes and series of preferred shares and a dividend of $0.62 per common share, payable on November 1, 2009 to shareholders of record on September 24, 2009.

ADDITIONAL FINANCIAL INFORMATION

QUARTERLY INFORMATION

(unaudited) (millions of dollars except per share amounts)

			2009				2008	2007	2008	2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Total	Total
Total revenues	**1,132**	1,031	876	765	1,057	887	929	399	3,637	3,417
Net income (loss)	**303**	241	69	70	286	165	255	(175)	776	541
Earnings (loss) per common share ($)										
Basic	**1.79**	1.41	0.36	0.37	1.73	1.01	1.58	(1.14)	4.69	3.25
Diluted	**1.78**	1.41	0.36	0.37	1.73	1.00	1.58	(1.14)	4.67	3.22
Dividends per common share ($)	**0.62**	0.62	0.62	0.62	0.62	0.62	0.62	0.60	2.48	2.28
Return on common shareholders' equity (%)	**22.1**	18.5	4.6	5.0	23.7	14.3	22.9	(16.0)	16.4	11.5
Total assets	**134,589**	137,935	136,989	129,332	121,931	123,608	120,124	113,085		
Impaired loans, net	**216**	175	178	169	142	134	140	129		
Per common share ($)										
Book value	**32.51**	31.88	30.54	29.70	29.44	28.76	28.13	26.85		
Stock trading range										
High	**58.11**	46.43	45.95	53.66	54.63	53.73	54.25	60.28		
Low	**43.36**	30.71	25.62	42.25	45.75	44.39	45.15	50.50		

TABLE 1 – GEOGRAPHIC DISTRIBUTION OF LOANS

As at July 31, 2009
(unaudited) (millions of dollars)

	Gross loans	Impaired loans	Specific allowances
Canada			
Residential mortgage	14,660	29	3
Personal and credit card	17,611	53	19
Business and government	19,445	244	134
	51,716	326	156
United States			
Residential mortgage	66	–	–
Personal and credit card	4	–	–
Business and government	973[1]	54	8
	1,043	54	8
Other			
Residential mortgage	–	–	–
Personal and credit card	190	–	–
Business and government	1	–	–
	191	–	–
	52,950	380	164

(1) Includes $473 million in guaranteed loans to financial institutions.

TABLE 2 – CREDIT RISK MITIGATION

As at July 31, 2009
(unaudited) (millions of dollars)

		Total exposure covered by	
	Eligible financial collateral	Guarantees	Credit derivatives
Balance sheet exposures			
Securities purchased under reverse repurchase agreements and securities sold under repurchase agreements	9,990	–	–
Loans			
Residential mortgage	–	8,472	–
Personal and credit card	367	522	–
Business and government	174	1,260	25
Derivative financial instruments – OTC	539	–	–

TABLE 3 – BREAKDOWN OF CREDIT RISK BY DERIVATIVE FINANCIAL INSTRUMENT PORTFOLIO – OTC

As at July 31, 2009
(unaudited) (millions of dollars)

	Replacement cost	Credit equivalent	Risk-weighted amount
Interest rate contracts	3,681	4,498	1,023
Foreign exchange contracts	1,214	2,254	743
Equity contracts	1,140	2,667	1,719
Commodity contracts	791	1,131	1,068
Credit derivative contracts	590	2,701	521
	7,416	13,251	5,074
Impact of master netting agreements	(4,361)	(6,823)	(1,552)
	3,055	6,428	3,522
Impact of collateral held	–	(539)	(145)
	3,055	5,889	3,377

TABLE 4 – CREDIT DERIVATIVE POSITIONS (NOTIONAL AMOUNTS)

As at July 31, 2009
(unaudited) (millions of dollars)

	Credit portfolio[1]		Trading	
	Protection purchased	Protection sold short	Protection purchased	Protection sold short
Credit default swaps				
Indices and single names	88	63	12,291	10,860
Tranches on indices	–	–	1,160	1,171
Collateralized debt obligations	–	–	32	32
Total return swap	545	–	–	3

(1) Protection sold is solely for the purpose of reducing protection purchased.

TABLE 5 – RESIDUAL CONTRACTUAL MATURITY BREAKDOWN OF THE CREDIT PORTFOLIO

As at July 31, 2009
(unaudited) (millions of dollars)

	Within 1 year	1 to 5 years	Over 5 years	Total
Deposits with financial institutions	**1,501**	**–**	**–**	**1,501**
Available-for-sale securities				
Securities issued and guaranteed by				
Canada	**6,128**	**4,264**	**380**	**10,772**
Provinces	**–**	**727**	**1,035**	**1,762**
Municipalities and school boards	**–**	**61**	**164**	**225**
U.S. Treasury and other U.S. agencies	**25**	**1**	**–**	**26**
Other debt securities	**436**	**428**	**253**	**1,117**
Total available-for-sale securities[1]	**6,589**	**5,481**	**1,832**	**13,902**
Securities purchased under reverse repurchase agreements	**5,812**	**–**	**–**	**5,812**
Loans				
Residential mortgage	**7,861**	**6,233**	**629**	**14,723**
Personal and credit card	**16,524**	**1,039**	**223**	**17,786**
Business and government	**16,851**	**2,863**	**233**	**19,947**
Total loans	**41,236**	**10,135**	**1,085**	**52,456**
Derivative financial instruments – OTC	**1,449**	**4,102**	**1,865**	**7,416**

(1) Available-for-sale securities except equity securities

TABLE 6 – CREDIT RISK EXPOSURE[1] UNDER THE BASEL ASSET CATEGORIES AND BY RISK WEIGHT[2]

As at July 31, 2009
(unaudited) (millions of dollars)

	Risk weights							
	0%	20%	35%	50%	75%	100%	150%	Total
Retail residential mortgages	**8,472**	**–**	**12,073**	**–**	**–**	**–**	**–**	**20,545**
Other retail	**889**	**–**	**–**	**–**	**10,320**	**–**	**–**	**11,209**
Corporate	**1,801**	**79**	**–**	**–**	**–**	**26,879**	**–**	**28,759**
Sovereign	**23,625**	**–**	**–**	**–**	**–**	**–**	**–**	**23,625**
Bank	**9,664**	**7,751**	**–**	**–**	**–**	**–**	**–**	**17,415**
Total	**44,451**	**7,830**	**12,073**	**–**	**10,320**	**26,879**	**–**	**101,553**

(1) Excluding the Trading portfolio, Securitization, Equity securities and Other assets
(2) Exposure amounts are net of all specific allowances for credit losses and reflect the risk weights of the guarantors, where applicable.

TABLE 7 – MAXIMUM CREDIT RISK EXPOSURE

The amounts shown in the table below represent the Bank's maximum exposure to credit risk as at the balance sheet date without taking into account any collateral held or any other credit enhancements.

As at July 31, 2009
(unaudited) (millions of dollars)

	Maximum exposure to credit risk under the Basel asset categories					
	Drawn[1]	Undrawn commitments[2]	Repo-style transactions[3]	OTC derivatives	Other off-balance sheet items[4]	Total
Retail residential mortgages	20,545	6,043	–	–	–	26,588
Other retail	11,209	5,016	–	–	–	16,225
Corporate	22,091	14,026	544	99	1,749	38,509
Sovereign	13,766	1,344	9,226	70	111	24,517
Bank	6,421	1,778	9,564	277	694	18,734
Trading portfolio	–	–	–	5,980	–	5,980
Securitization	1,269	982	–	–	74	2,325
Total – Credit risk	75,301	29,189	19,334	6,426	2,628	132,878

(1) The amounts drawn represent certain deposits with financial institutions, available-for-sale securities except equity securities, gross loans, customers' liability under acceptances and certain other assets.
(2) Undrawn commitments represent unused portions of authorized credit facilities in the form of loans, acceptances, letters of guarantee and documentary letters of credit.
(3) Represents securities purchased under reverse repurchase agreements and sold under repurchase agreements.
(4) Letters of guarantee and credit that represent the Bank's commitment to make payments in the event that a client cannot meet its financial obligations to third parties.

TABLE 8 – SPECIAL PURPOSE ENTITIES

Special purpose entities are not operating entities; generally they do not have any employees and may include variable interest entities (VIEs) as defined in Accounting Guideline No.15, *Consolidation of Variable Interest Entities* (AcG-15). AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that absorbs the majority of the entity's expected losses, receives the majority of the entity's expected residual returns, or both. The Bank has concluded interest rate swaps with certain entities.

As at July 31, 2009
(unaudited) (millions of dollars)

		Bank's exposure		
	Notes	Investments and other assets	Undrawn liquidity, margin funding facilities and others	Total special purpose entity assets
NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES				
VIEs in which the Bank has a significant variable interest				
Securitization entity for the Bank's credit card receivables (qualifying special purpose entity)	1	60	N/A	1,670
Multi-seller asset-backed commercial paper conduit administered by the Bank	2	146	359	597
Other asset-backed commercial paper conduits	3	1,245	911	–
NBC Capital Trust	4	2	N/A	180
Private capital funds and investments	5	149	N/A	1,634
		1,602		4,081
CONSOLIDATED SPECIAL PURPOSE ENTITIES	6			
VIEs				
National Bank hedge fund managed accounts (Innocap platform)	7	869	N/A	1,312
Mutual funds	8	280	N/A	303
Building	9	93	N/A	93
Private investments	10	14	N/A	33
Other				
NBC Asset Trust	11	300	N/A	1,055
		1,556		2,796
Total		3,158		6,877

N/A – Not applicable

(1) The Bank's exposure represents the retained rights relating to future excess interest as well as certain securities issued by the entity and acquired by the Bank.
(2) The main underlying assets are residential and commercial mortgages, car leases, car loans and other receivables. The assets are located in Canada. As at July 31, 2009, the notional committed amount of the global-style liquidity facility totalled $505 million, representing the total amount of commercial paper outstanding. The Bank also provides a series-wide credit enhancement facility that is limited to certain asset classes for a notional committed amount of $30 million. The maximum exposure to loss cannot exceed the amount of commercial paper outstanding. As at July 31, 2009, the Bank held $146 million of the commercial paper and, consequently, the maximum potential amount of future payments as at July 31, 2009 is limited to $359 million.
(3) Refer to the "Master Asset Vehicles" section on pages 10 to 12 of Management's Discussion and Analysis. The total amount of commercial paper outstanding totalled $34 billion as at July 31, 2009.
(4) Refer to Note 17 to the 2008 audited consolidated financial statements.
(5) The underlying assets are private investments. The disclosed amount of total assets of the special purpose entities are those of the most recent available period.
(6) For the consolidated special purpose entities, the Bank's exposure is net of the non-controlling interest.
(7) The underlying assets are various financial instruments (trading portfolio). The total assets of the Innocap platform are presented on a net asset basis.
(8) The underlying assets are various financial instruments and are presented on a net asset basis. Certain mutual funds are in a trading portfolio.
(9) The underlying asset is a building located in Canada.
(10) The investments are presented on an equity basis.
(11) Refer to Note 21 to the 2008 audited consolidated financial statements. The average maturity of the underlying assets is four years.

CONSOLIDATED BALANCE SHEET

(unaudited) (millions of dollars)

	July 31, 2009	April 30, 2009	October 31, 2008	July 31, 2008
ASSETS				
Cash	**671**	310	254	276
Deposits with financial institutions	**1,501**	3,213	3,406	2,814
Securities (Notes 5 and 6)				
Available-for-sale	**14,917**	16,836	12,322	8,157
Held-for-trading	**41,048**	38,113	33,863	38,557
	55,965	54,949	46,185	46,714
Securities purchased under reverse repurchase agreements	**5,812**	7,618	7,868	7,148
Loans (Notes 7 and 8)				
Residential mortgage	**14,726**	14,354	15,366	15,502
Personal and credit card	**17,805**	17,163	15,695	14,745
Business and government	**20,419**	20,084	21,149	20,353
	52,950	51,601	52,210	50,600
Allowances for credit losses	**(494)**	(486)	(469)	(464)
	52,456	51,115	51,741	50,136
Other				
Customers' liability under acceptances	**5,305**	5,617	4,274	4,760
Fair value of derivative financial instruments	**7,832**	9,304	9,814	5,417
Premises and equipment	**471**	466	460	466
Goodwill	**742**	745	740	722
Intangible assets	**180**	182	183	177
Due from clients, dealers and brokers	**1,649**	2,402	2,273	1,584
Other assets	**2,005**	2,014	2,134	1,717
	18,184	20,730	19,878	14,843
	134,589	137,935	129,332	121,931
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**34,539**	34,871	33,098	32,777
Business and government	**34,021**	34,786	36,872	28,964
Deposit-taking institutions	**7,451**	9,988	5,827	6,702
Deposit from NBC Capital Trust	**225**	225	225	225
	76,236	79,870	76,022	68,668
Other				
Acceptances	**5,305**	5,617	4,274	4,760
Obligations related to securities sold short	**15,743**	13,403	15,829	18,432
Securities sold under repurchase agreements	**13,522**	10,000	7,151	7,287
Fair value of derivative financial instruments	**7,007**	9,035	8,588	4,369
Due to clients, dealers and brokers	**1,124**	2,488	2,389	2,493
Other liabilities	**6,088**	8,064	5,286	5,792
	48,789	48,607	43,517	43,133
Subordinated debentures (Note 10)	**2,023**	2,095	2,255	2,182
Non-controlling interest (Note 11)	**1,231**	1,177	2,029	2,490
Shareholders' equity (Notes 12 and 14)				
Preferred shares	**1,089**	1,089	774	774
Common shares	**1,700**	1,669	1,656	1,633
Contributed surplus	**43**	40	31	36
Retained earnings	**3,392**	3,205	3,110	3,168
Accumulated other comprehensive income	**86**	183	(62)	(153)
	6,310	6,186	5,509	5,458
	134,589	137,935	129,332	121,931

CONSOLIDATED STATEMENT OF INCOME

(unaudited) (millions of dollars)

			Quarter ended		Nine months ended
	July 31, 2009	April 30, 2009	July 31, 2008	**July 31, 2009**	July 31, 2008
Interest income					
Loans	**452**	495	722	**1,582**	2,237
Available-for-sale securities	**102**	110	77	**358**	176
Held-for-trading securities	**213**	194	205	**595**	645
Deposits with financial institutions	**4**	5	34	**11**	198
	771	804	1,038	**2,546**	3,256
Interest expense					
Deposits	**167**	183	407	**678**	1,495
Subordinated debentures	**26**	25	28	**75**	68
Other	**124**	36	157	**292**	460
	317	244	592	**1,045**	2,023
Net interest income	**454**	560	446	**1,501**	1,233
Other income					
Underwriting and advisory fees	**83**	83	74	**248**	263
Securities brokerage commissions	**56**	53	60	**162**	180
Deposit and payment service charges	**58**	57	57	**172**	170
Trading revenues (losses) (Note 3)	**41**	(92)	(20)	**(35)**	(101)
Gains (losses) on available-for-sale securities, net	**31**	29	86	**(117)**	122
Card service revenues	**10**	9	10	**27**	33
Lending fees	**45**	30	28	**100**	79
Insurance revenues	**31**	24	32	**85**	88
Revenues from acceptances, letters of credit and guarantee	**34**	26	19	**83**	55
Securitization revenues (Note 8)	**95**	100	60	**293**	164
Foreign exchange revenues	**27**	27	30	**84**	87
Trust services and mutual funds	**84**	76	92	**239**	265
Other	**83**	49	83	**197**	234
	678	471	611	**1,538**	1,639
Total revenues	**1,132**	1,031	1,057	**3,039**	2,872
Provision for credit losses	**46**	41	30	**251**	95
	1,086	990	1,027	**2,788**	2,777
Operating expenses					
Salaries and staff benefits	**381**	376	372	**1,135**	1,106
Occupancy	**46**	47	45	**137**	132
Technology	**96**	98	100	**290**	293
Communications	**19**	19	19	**58**	57
Professional fees	**42**	45	63	**128**	155
Other	**79**	69	60	**214**	182
	663	654	659	**1,962**	1,925
Income before income taxes and non-controlling interest	**423**	336	368	**826**	852
Income taxes	**110**	80	95	**183**	190
	313	256	273	**643**	662
Non-controlling interest	**10**	15	(13)	**30**	(44)
Net income	**303**	241	286	**613**	706
Dividends on preferred shares	**16**	16	10	**44**	21
Net income available to common shareholders	**287**	225	276	**569**	685
Number of common shares outstanding *(thousands)*					
Average – basic	**160,322**	159,927	158,890	**160,003**	158,422
Average – diluted	**161,236**	160,114	159,473	**160,420**	159,066
End of period	**160,604**	159,883	159,115	**160,604**	159,115
Earnings per common share *(dollars)* **(Note 16)**					
Basic	**1.79**	1.41	1.73	**3.56**	4.32
Diluted	**1.78**	1.41	1.73	**3.55**	4.30
Dividends per common share *(dollars)*	**0.62**	0.62	0.62	**1.86**	1.86

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited) (millions of dollars)

			Quarter ended		Nine months ended
	July 31, 2009	April 30, 2009	July 31, 2008	**July 31, 2009**	July 31, 2008
Net income	**303**	241	286	**613**	706
Other comprehensive income, net of income taxes					
Net unrealized foreign currency gains (losses) on translating financial statements of self-sustaining foreign operations	**(176)**	(37)	34	**(174)**	146
Impact of hedging net foreign currency translation gains or losses	**151**	37	(31)	**158**	(110)
Net change in unrealized foreign currency translation gains and losses, net of hedging activities	**(25)**	–	3	**(16)**	36
Net unrealized gains (losses) on available-for-sale financial assets	**73**	128	(25)	**209**	(20)
Reclassification to net income of (gains) losses on available-for-sale financial assets	**(40)**	(40)	(63)	**(79)**	(85)
Net change in unrealized gains and losses on available-for-sale financial assets, net of fair value hedge transactions	**33**	88	(88)	**130**	(105)
Net gains (losses) on derivative financial instruments designated as cash flow hedges	**(89)**	7	15	**65**	80
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	**(16)**	(9)	(5)	**(31)**	(1)
Net change in gains and losses on derivative financial instruments designated as cash flow hedges	**(105)**	(2)	10	**34**	79
Total other comprehensive income, net of income taxes	**(97)**	86	(75)	**148**	10
Comprehensive income	**206**	327	211	**761**	716

INCOME TAXES – OTHER COMPREHENSIVE INCOME

(unaudited) (millions of dollars)

The income tax charge or recovery for each component of other comprehensive income is presented in the following table:

			Quarter ended		Nine months ended
	July 31, 2009	April 30, 2009	July 31, 2008	**July 31, 2009**	July 31, 2008
Net unrealized foreign currency gains (losses) on translating financial statements of self-sustaining foreign operations	**(6)**	(1)	2	**(6)**	5
Impact of hedging net foreign currency translation gains or losses	**56**	18	(11)	**63**	(45)
Net unrealized gains (losses) on available-for-sale financial assets	**31**	58	(12)	**91**	(10)
Reclassification to net income of (gains) losses on available-for-sale financial assets	**(18)**	(20)	(28)	**(35)**	(37)
Net gains (losses) on derivative financial instruments designated as cash flow hedges	**(40)**	3	6	**29**	37
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	**(7)**	(4)	(2)	**(14)**	–
Total income taxes (recovery)	**16**	54	(45)	**128**	(50)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited) (millions of dollars)

Nine months ended July 31	2009	2008
Preferred shares at beginning	774	400
Issuance of preferred shares, Series 20, 24 and 26 (Note 12)	315	374
Preferred shares at end	1,089	774
Common shares at beginning	1,656	1,575
Issuance of common shares		
Dividend Reinvestment and Share Purchase Plan	11	12
Stock Option Plan	31	34
Acquisition of Bieber Securities Inc.	–	12
Other	2	–
Common shares at end	1,700	1,633
Contributed surplus at beginning	31	32
Stock option expense (Note 14)	9	8
Stock options exercised	(5)	(4)
Other	8	–
Contributed surplus at end	43	36
Retained earnings at beginning	3,110	2,793
Net income	613	706
Dividends		
Preferred shares	(44)	(21)
Common shares	(298)	(295)
Share issuance expenses and others, net of income taxes	11	(15)
Retained earnings at end	3,392	3,168
Accumulated other comprehensive income at beginning, net of income taxes	(62)	(163)
Net change in unrealized foreign currency translation gains (losses), net of hedging activities	(16)	36
Net change in unrealized gains (losses) on available-for-sale financial assets, net of fair value hedge transactions	130	(105)
Net change in gains (losses) on derivative financial instruments designated as cash flow hedges	34	79
Accumulated other comprehensive income at end, net of income taxes	86	(153)
Shareholders' equity	6,310	5,458

RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF INCOME TAXES

(unaudited) (millions of dollars)

As at July 31	2009	2008
Retained earnings	3,392	3,168
Accumulated other comprehensive income, net of income taxes		
Unrealized foreign currency translation gains and losses, net of hedging activities	(86)	(143)
Unrealized gains and losses on available-for-sale financial assets, net of fair value hedge transactions	(10)	(38)
Gains and losses on derivative financial instruments designated as cash flow hedges	182	28
	86	(153)
Total	3,478	3,015

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited) (millions of dollars)

	Quarter ended		Nine months ended	
	July 31, 2009	July 31, 2008	**July 31, 2009**	July 31, 2008
Cash flows from operating activities				
Net income	**303**	286	**613**	706
Adjustments for:				
Provision for credit losses	**46**	30	**251**	95
Amortization of premises and equipment	**26**	19	**74**	59
Future income taxes	**3**	12	**(11)**	15
Translation adjustment on foreign currency subordinated debentures	**(5)**	1	**(6)**	3
Losses (gains) on sale of available-for-sale securities, net	**(31)**	(86)	**117**	(122)
Gains on asset securitizations and other transfers of receivables, net	**(84)**	(51)	**(255)**	(132)
Stock option expense	**3**	3	**9**	8
Change in interest payable	**(71)**	(59)	**(153)**	(277)
Change in interest and dividends receivable	**91**	73	**79**	106
Change in income taxes payable	**113**	77	**281**	177
Change in fair value of derivative financial instruments, net	**(404)**	(509)	**352**	105
Change in held-for-trading securities	**(2,935)**	(685)	**(7,185)**	(7,729)
Change in amounts due from clients, dealers and brokers	**753**	1,689	**624**	2,729
Change in amounts due to clients, dealers and brokers	**(1,364)**	(2,166)	**(1,265)**	(1,848)
Change in other items	**(2,001)**	382	**994**	1,456
	(5,557)	(984)	**(5,481)**	(4,649)
Cash flows from financing activities				
Change in deposits	**(3,634)**	(1,702)	**214**	(2,130)
Issuance of NBC CapS II	**–**	350	**–**	750
Issuance of subordinated debentures	**–**	500	**–**	500
Repurchase of subordinated debentures	**–**	–	**(250)**	–
Issuance of common shares	**31**	34	**44**	58
Issuance of preferred shares	**–**	201	**315**	374
Dividends paid on common shares	**(180)**	(98)	**(283)**	(291)
Dividends paid on preferred shares	**(17)**	(5)	**(40)**	(16)
Change in obligations related to securities sold short	**2,340**	1,519	**(86)**	2,209
Change in securities sold under repurchase agreements	**3,522**	(1,276)	**6,371**	5,217
Change in other items	**(95)**	190	**(290)**	859
	1,967	(287)	**5,995**	7,530
Cash flows from investing activities				
Change in deposits with financial institutions pledged as collateral	**23**	19	**(79)**	130
Change in loans (excluding securitization)	**(2,427)**	(1,776)	**(4,422)**	(5,038)
Proceeds from securitization of new assets and other transfers of receivables	**1,040**	873	**3,456**	3,167
Maturity of securitized assets	**–**	–	**–**	(400)
Purchases of available-for-sale securities	**(9,178)**	(5,091)	**(35,312)**	(15,032)
Sales of available-for-sale securities	**11,029**	4,568	**32,305**	15,465
Change in securities purchased under reverse repurchase agreements	**1,806**	1,957	**2,056**	(1,182)
Net change in premises and equipment	**(31)**	(42)	**(85)**	(99)
	2,262	508	**(2,081)**	(2,989)
Decrease in cash and cash equivalents	**(1,328)**	(763)	**(1,567)**	(108)
Cash and cash equivalents at beginning	**3,227**	3,651	**3,466**	2,996
Cash and cash equivalents at end	**1,899**	2,888	**1,899**	2,888
Cash and cash equivalents				
Cash	**671**	276	**671**	276
Deposits with financial institutions	**1,501**	2,814	**1,501**	2,814
Less: Amount pledged as collateral	**(273)**	(202)	**(273)**	(202)
	1,899	2,888	**1,899**	2,888
Supplementary information				
Interest paid	**388**	651	**1,198**	2,300
Income taxes paid	**10**	(41)	**20**	(56)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2008. Certain comparative figures have been reclassified to conform with the presentation adopted in fiscal 2009.

NOTE 1

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2008, except for the recent accounting standards adopted and described in Note 2A. Under Canadian GAAP, additional disclosures are required in annual financial statements and therefore these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2008 and the accompanying notes on pages 88 to 154 of the 2008 Annual Report.

NOTE 2

CHANGES IN ACCOUNTING POLICIES

2A. RECENT ACCOUNTING STANDARDS ADOPTED

Goodwill and Intangible Assets

In January 2008, the CICA issued Handbook Section 3064, *Goodwill and Intangible Assets*. This new accounting standard reinforces the approach under which assets are recorded only if they satisfy the definition of an asset and the recognition criteria for an asset. It also clarifies the application of the concept of matching costs with revenues, so as to eliminate the practice of recognizing as assets items that do not meet the definition of an asset or satisfy the recognition criteria for an asset. The application of this standard did not have a significant impact on the Bank's consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On January 20, 2009, the Emerging Issues Committee issued Abstract 173 (EIC-173), *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. EIC-173 stipulates that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative financial instruments. EIC-173 applies to the Bank effective November 1, 2008 and must be applied retrospectively without restatement of prior periods. In accordance with EIC-173, certain financial assets and financial liabilities, including derivative financial instruments, must be remeasured as at November 1, 2008. Any adjustment to the fair value must be recorded as an adjustment to the balance of retained earnings as at that date, except certain adjustments related to derivative financial instruments in a hedging relationship. In certain specific cases, any resulting difference would be recorded either in *Accumulated other comprehensive income* or as an adjustment to the carrying value of the hedged item. The Bank believes that the impact of EIC-173 is not material and is nevertheless continuing to improve its measurement models.

(unaudited) (millions of dollars)

Note 2 Changes in Accounting Policies (cont.)

2B. RECENT ACCOUNTING STANDARDS PENDING ADOPTION

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests
On January 5, 2009, three new sections of the CICA Handbook were issued: Section 1582, *Business Combinations*, Section 1601, *Consolidated Financial Statements* and Section 1602, *Non-Controlling Interests*. The main impacts of these standards are described below.

Business Combinations
On the date when an acquirer obtains control of a business, the acquirer must measure the business acquired as a whole in order to determine its fair value. The acquirer must measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their acquisition-date fair values. Acquisition-related costs are accounted for as expenses in the periods in which the costs are incurred and the services received, except for costs to issue debt securities, which are capitalized and amortized using the effective interest method, or share capital, which are recognized as capital transactions. The standard provides for a measurement period after the acquisition date during which the acquirer may retrospectively adjust the provisional amounts recognized on the acquisition date. This new standard is applicable to the Bank prospectively to business combinations for which the acquisition date is on or after November 1, 2011. Earlier application is permitted if sections 1601 and 1602 are applied at the same time.

Consolidated Financial Statements and Non-Controlling Interests
Section 1601 provides guidance on the preparation of consolidated financial statements after the acquisition date and certain aspects of consolidation on the acquisition date. Section 1602 establishes standards for the accounting and presentation of non-controlling interests subsequent to a business combination. These new standards are applicable to the Bank effective November 1, 2011. Earlier application is permitted if Section 1582 is adopted at the same time.

Financial Instruments Disclosures
In June 2009, the CICA amended Handbook Section 3862, *Financial Instruments – Disclosures*, to enhance disclosures about fair value measurements and about the liquidity risk of financial instruments.

All financial instruments measured at fair value have to be classified in fair value hierarchy levels, which are as follows:

- Level 1 – valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 – valuation techniques with significant observable market parameters; and
- Level 3 – valuation techniques with significant unobservable market parameters.

The amendments will be effective for the Bank's annual financial statements for the fiscal year ending October 31, 2009.

Impairment of Financial Assets
On July 29, 2009, the CICA issued a typescript of approved amendments to Handbook Section 3855, *Financial Instruments – Recognition and Measurement*. The amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008 with retroactive application to the beginning of the fiscal year. It is permitted, but not required, to apply these amendments to the interim financial statements relating to periods within the fiscal year of adoption only if those interim financial statements are issued on or after August 20, 2009. The Bank has chosen to adopt these amendments in the fourth quarter of the fiscal year ending October 31, 2009 with retroactive application to November 1, 2008. The amendments are as follows:

- The definition of the "loans and receivables" financial asset category, which is measured at cost or amortized cost calculated using the effective interest method, has been modified. As a result, debt instruments not quoted in an active market can be classified as loans and receivables, and impairment is measured using the incurred credit loss model of Section 3025, *Impaired Loans*. Loans and receivables that an entity intends to sell immediately or in the near term must be classified as held-for-trading, and loans and receivables for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as available-for-sale.
- Reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category is permitted under certain circumstances.
- Reversal of an impairment loss relating to an available-for-sale debt instrument is required when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized.

The Bank is currently assessing the impact of the initial application of these amendments on its consolidated financial statements.

(unaudited) (millions of dollars)

Note 2 Changes in Accounting Policies (cont.)

International Financial Reporting Standards (IFRS)
In February 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises would be required to report under IFRS in 2011. The Bank will adopt IFRS commencing November 1, 2011 with comparatives for the year commencing November 1, 2010. The Bank will issue its consolidated financial statements for the quarter ending January 31, 2012 prepared on an IFRS basis.

In order to prepare for the transition to IFRS, the Bank has established an enterprise-wide project, formed a dedicated project team and put in place a formal governance structure. The project team reports on a regular basis to a steering committee which includes senior levels of management from all relevant departments. The Bank is currently in the planning phase of the conversion. This includes identifying the significant differences between existing Canadian GAAP and IFRS, identifying information technology requirements and operational impacts, developing a detailed project plan, assessing resource requirements and commencing training of staff.

NOTE 3

INCOME FROM TRADING ACTIVITIES

Income from trading activities comprises net interest income from trading activities, trading revenues recognized in *Other income* and the impact of non-controlling interest.

Net interest income comprises interest and dividends related to financial assets and liabilities associated with trading activities, net of interest expenses and interest income related to the financing of these financial assets and liabilities.

Other income comprises the realized and unrealized gains and losses on held-for-trading securities, income from derivative financial instruments held-for-trading purposes, and the change in fair value of financial instruments designated as held-for-trading.

The impact of non-controlling interest takes into account trading revenues and losses attributable to third parties.

	Quarter ended			Nine months ended	
	July 31, 2009	April 30, 2009	July 31, 2008	**July 31, 2009**	July 31, 2008
Net interest income	**115**	256	98	**477**	228
Other income	**41**	(92)	(20)	**(35)**	(101)
Non-controlling interest	**5**	(1)	29	**14**	77
Total	**161**	163	107	**456**	204

(unaudited) (millions of dollars)

NOTE 4

CARRYING VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY CATEGORY

Financial assets and liabilities are recognized in the Consolidated Balance Sheet at fair value, cost or amortized cost according to the categories determined by the accounting framework for financial instruments. The carrying values for each category of financial asset and liability are presented in the table below:

As at July 31, 2009

	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for-trading	Available-for-sale	Loans and receivables	Financial liabilities at cost or amortized cost	Derivative financial instruments designated as cash flow hedges	Derivative financial instruments designated as fair value hedges
Financial Assets							
Cash	671	–	–	–	–	–	–
Deposits with financial institutions	–	–	–	1,501	–	–	–
Securities							
Available-for-sale	–	–	14,917	–	–	–	–
Held-for-trading	36,450	4,598	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	–	–	5,812	–	–	–
Loans	–	–	–	52,456	–	–	–
Other							
Customers' liability under acceptances	–	–	–	5,305	–	–	–
Fair value of derivative financial instruments	7,117	–	–	–	–	443	272
Due from clients, dealers and brokers	–	–	–	1,649	–	–	–
Other assets	–	–	–	352	–	–	–
Total financial assets	44,238	4,598	14,917	67,075	–	443	272
Financial Liabilities							
Deposits							
Personal	–	–	–	–	34,539	–	–
Business and government	–	763	–	–	33,258	–	–
Deposit-taking institutions	–	–	–	–	7,451	–	–
Deposit from NBC Capital Trust	–	–	–	–	225	–	–
Other							
Acceptances	–	–	–	–	5,305	–	–
Obligations related to securities sold short	15,743	–	–	–	–	–	–
Securities sold under repurchase agreements	–	–	–	–	13,522	–	–
Fair value of derivative financial instruments	6,921	–	–	–	–	49	37
Due to clients, dealers and brokers	–	–	–	–	1,124	–	–
Other liabilities	–	–	–	–	4,435	–	–
Subordinated debentures	–	–	–	–	2,023	–	–
Total financial liabilities	22,664	763	–	–	101,882	49	37

(unaudited) (millions of dollars)

Note 4 Carrying Values of Financial Assets and Financial Liabilities by Category (cont.)

As at October 31, 2008

	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for-trading	Available-for-sale	Loans and receivables	Financial liabilities at cost or amortized cost	Derivative financial instruments designated as cash flow hedges	Derivative financial instruments designated as fair value hedges
Financial Assets							
Cash	254	–	–	–	–	–	–
Deposits with financial institutions	–	–	–	3,406	–	–	–
Securities							
Available-for-sale	–	–	12,322	–	–	–	–
Held-for-trading	32,178	1,685	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	–	–	7,868	–	–	–
Loans	–	–	–	51,741	–	–	–
Other							
Customers' liability under acceptances	–	–	–	4,274	–	–	–
Fair value of derivative financial instruments	9,241	–	–	–	–	305	268
Due from clients, dealers and brokers	–	–	–	2,273	–	–	–
Other assets	–	–	–	431	–	–	–
Total financial assets	41,673	1,685	12,322	69,993	–	305	268
Financial Liabilities							
Deposits							
Personal	–	–	–	–	33,098	–	–
Business and government	–	567	–	–	36,305	–	–
Deposit-taking institutions	–	–	–	–	5,827	–	–
Deposit from NBC Capital Trust	–	–	–	–	225	–	–
Other							
Acceptances	–	–	–	–	4,274	–	–
Obligations related to securities sold short	15,829	–	–	–	–	–	–
Securities sold under repurchase agreements	–	–	–	–	7,151	–	–
Fair value of derivative financial instruments	8,502	–	–	–	–	35	51
Due to clients, dealers and brokers	–	–	–	–	2,389	–	–
Other liabilities	–	–	–	–	4,094	–	–
Subordinated debentures	–	–	–	–	2,255	–	–
Total financial liabilities	24,331	567	–	–	95,618	35	51

(unaudited) (millions of dollars)

NOTE 5

AVAILABLE-FOR-SALE FINANCIAL ASSETS

As at July 31, 2009

	Cost or unamortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by:				
Canada	10,760	30	(18)	10,772
Provinces	1,741	25	(4)	1,762
Municipalities or school boards	221	4	–	225
U.S. Treasury and other U.S. agencies	26	–	–	26
Other debt securities	1,116	30	(29)	1,117
Equity securities	1,052	45	(82)	1,015
Total available-for-sale securities	**14,916**	**134**	**(133)**	**14,917**

Gross Unrealized Losses
Financial assets classified as available-for-sale are measured periodically to determine whether there is objective evidence of impairment. Gross unrealized losses on equity securities are mainly caused by market price fluctuations or foreign exchange movements. The Bank has the ability and intent to hold these securities for a period of time sufficient to allow for any recovery of their fair value. As at July 31, 2009, the Bank concluded that the gross unrealized losses, recognized in *Other comprehensive income*, were temporary.

Impairment Charges
During the quarter ended July 31, 2009, a $7 million ($19 million for the nine months ended July 31, 2009) impairment charge relating to a decline in value of available-for-sale securities, which the Bank considered as other than temporary, was recognized in *Gains (losses) on available-for-sale securities* in the Consolidated Statement of Income.

Available-for-Sale Securities Presented at Cost
The Bank holds equity securities such as mutual fund units and other securities that are classified as available-for-sale but that must be presented at cost because they are not traded in an active market. As at July 31, 2009, these available-for-sale securities presented at cost in the Consolidated Balance Sheet totalled $350 million. Some of these securities had a fair value that could be estimated. The difference between the estimated fair value and the cost represented an unrealized gain of $19 million as at July 31, 2009.

(unaudited) (millions of dollars)

NOTE 6

MASTER ASSET VEHICLES

On August 20, 2007, the Bank announced a number of measures to relieve its clients from the uncertainties related to the liquidity problem in the asset-backed commercial paper (ABCP) market. During the fourth quarter of 2007, the Bank purchased $2,138 million of ABCP, issued by 26 trusts, including $1,084 million from mutual funds and $559 million from pooled funds administered by the Bank as well as the ABCP held by its individual retail clients and certain other clients. This amount was in addition to the $156 million of ABCP already held by the Bank.

On December 23, 2007, the Pan-Canadian Investors Committee for Third-Party Structured ABCP approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. On December 24, 2008, an agreement was reached with all key stakeholders, including the governments of Canada, Quebec, Ontario and Alberta, regarding the restructuring of $32 billion of third-party ABCP. The restructuring plan was implemented on January 21, 2009.

Restructuring Plan

The affected ABCP has been replaced with new longer-term floating rate notes with maturities designed to more closely match the maturities of the underlying assets, with pooling of certain assets as well as the establishment of margin funding facilities to support any collateral calls that may occur in the future.

The series of affected ABCP, supported in whole or in part by synthetic assets, have been pooled into the Master Asset Vehicles (I and II) as follows:

- Master Asset Vehicle I (MAV I) is a vehicle for investors who have elected to commit their pro rata share of a margin funding facility associated with their underlying assets.
- Master Asset Vehicle II (MAV II) is a vehicle for investors who have elected to commit less than or none of their pro rata share of a margin funding facility, in which case third parties will fund the remaining portion.

The margin funding facilities in MAV I and MAV II are provided by third party lenders such as Canadian banks, asset providers, noteholders and the governments of Canada, Quebec, Ontario and Alberta. The facilities provided by the governments rank senior to all other margin funding facilities and, in the event of margin calls, they would be the last in and the first out. These facilities are designed to reduce the risk that the vehicles will not be able to meet margin calls if future circumstances warrant them. The Bank committed to contribute $911 million to these margin funding facilities. As at July 31, 2009, the margin funding facility had not been drawn.

The key parties to the restructuring have also agreed to enhance the transaction by including an 18-month post-closing moratorium for which margin calls will not occur.

In connection with the contribution to MAV I or MAV II of assets supported by the margin funding facility, investors have received a mix of Class A-1, Class A-2, Class B and Class C notes with an expected maturity in January 2017. Ineligible assets in MAV I and MAV II (MAVs) have been segregated, and noteholders holding series of ABCP secured in part by ineligible assets have received IA tracking notes that will track the performance of the underlying individual asset.

A third vehicle, which silos each series secured exclusively by traditional assets or by ineligible assets, has been created under Master Asset Vehicle III (MAV III). Two main types of notes are created in MAV III: TA tracking notes for traditional assets and IA tracking notes for ineligible assets. All tracking notes are tied to the net return and maturities of their respective underlying assets.

MAV I and MAV II Class A-1 and Class A-2 notes were granted a rating of "A" on January 21, 2009. On August 11, 2009, the MAV II Class A-2 notes were downgraded to BBB (low) and the rating "under review with negative implications" was maintained. MAV I Class A-2 notes were also placed "under review with negative implications." The ratings assigned to the Class A-1 notes issued by the MAVs were unaffected and remained at a rating of "A" and during the third quarter of 2009, credit spreads have improved.

Note 6 Master Asset Vehicles (cont.)

As at July 31, 2009, the face value of the ABCP held by the Bank was $1,974 million, of which $1,691 million was designated as *Held-for-trading securities* under the fair value option, and $283 million was classified in *Available-for-sale securities*. During the third quarter of 2009, a note of $29 million was extinguished and the Bank received $47 million in principal repayments. In the second quarter of 2009, a credit default swap excluded from the moratorium was terminated and the Bank's proportional share in the notes related to this derivative was $43 million; the Bank also received a principal repayment related to the ABCP notes for an amount of $69 million. The table below provides a breakdown of the ABCP face value as at July 31, 2009:

(millions of dollars)	
MAV I	
Class A-1	605
Class A-2	553
Class B	94
Class C	39
IA tracking notes for ineligible assets	77
Total MAV I	**1,368**
MAV II	
Class A-1	98
Class A-2	79
Class B	14
Class C	6
IA tracking notes for ineligible assets	14
Total MAV II	**211**
MAV III	
TA tracking notes for traditional assets	92
IA tracking notes for ineligible assets	155
Total MAV III	**247**
ABCP not included in the Pan-Canadian restructuring plan	148
TOTAL	**1,974**

Establishing Fair Value

To determine the value of the ABCP it is holding, the Bank established ranges of estimated fair value. The carrying value of the ABCP held by the Bank in an investment portfolio as at July 31, 2009, designated as *Held-for-trading securities* was $1,152 million, and $93 million was classified in *Available-for-sale securities*. The notes held in an investment portfolio with one or more embedded derivatives were designated as *Held-for-trading securities* under the fair value option, and the other notes were classified in *Available-for-sale securities*. The table below provides a breakdown of the carrying value of ABCP held as at July 31, 2009:

(millions of dollars)	
MAV I and MAV II	1,113
MAV III	86
ABCP not included in the Pan-Canadian restructuring plan	46
Carrying value of the notes	1,245
Margin funding facilities	(65)
TOTAL	**1,180**

Since the carrying value of ABCP held by the Bank as at January 31 and as at April 30, 2009 was within the range of the estimated fair value established as at July 31, 2009, no change was made to the carrying value during the third quarter of 2009.

For the first nine months of 2009, a loss of $190 million was recorded in *Gains (losses) on available-for-sale securities* in the Consolidated Statement of Income following the implementation of the restructuring plan.

In establishing the fair value of the MAV notes and excluding ineligible assets, the Bank considered the quality of the underlying assets. The Bank determined the fair value using a discounted cash flow analysis. The discount rate was based 80% on CDX.IG index tranches and 20% on a basket of securities backed by assets such as credit card receivables, Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS) and automobile loans. Credit ratings and coupons were based on the terms of the MAV notes. Maturities were based on the anticipated cash flows of underlying assets.

For ineligible assets, the fair value of the tracking notes was based on an analysis of the underlying assets of the notes and the market value of comparable instruments. For RMBS, fair values were based on the ABX index; for CMBS, CMBS indices, including the CMBX index, were chosen. As for derivative financial instruments, the Bank used valuation models which are commonly used by market participants with inputs that are based on factors observable in the markets: CDX.IG indices, base correlation and interest rates.

Note 6 Master Asset Vehicles (cont.)

The Bank's valuation was based on its assessment of the conditions prevailing as at July 31, 2009, which may change in subsequent periods. The most important assumptions for determining the fair value of the notes are the observable discount rates and the credit ratings of the notes. Fair value sensitivities to these assumptions as at July 31, 2009 were as follows:

- A 10-basis-point change in the discount rate would result in a $10 million decrease or increase in the fair value;
- A decrease in the credit rating by one letter grade would result in a fair value decrease within a range of $70 million to $90 million; and
- An increase in the credit rating by one letter grade would result in a fair value increase within a range of $60 million to $80 million.

Determining the fair value of ABCP is complex and involves an extensive process that includes the use of quantitative modelling and relevant assumptions. Possible changes that could have a material effect on the future value of the ABCP include: (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, as no active market exists and (3) the impacts of a severe and prolonged economic slowdown in North America.

Credit Facilities to Clients Holding MAV Notes

The Bank offered improved credit facilities to its commercial and corporate clients who are holding MAV notes to help with their liquidity needs. These credit facilities cover up to 75% of the face value of the notes. The credit agreements also provide for an option in favour of the borrower that allows the borrower to assign to the Bank, on or after the maturity date of the credit facility, the restructured notes in payment of the principal of the credit facility. These credit facilities are available for a period of two to three years with the possibility of being extended by the Bank if borrowers maintain a normal banking relationship with the Bank during the period of the credit facility.

During the first quarter of 2009, the Bank recorded a provision for credit losses of $126 million related to these new credit facilities. This amount was recorded in *Other liabilities* in the Consolidated Balance Sheet. A general allowance for credit risk for ABCP-secured loans of $23 million was recorded during fiscal 2008. These allowances are based on the Bank's assessment of the value of the collateral at the maturity date of the loans and are mainly due to the credit facilities secured by notes backed by ineligible assets.

As at July 31, 2009, the outstanding improved credit facilities were $255 million. In total, the collateral related to the credit facilities offered to clients was estimated as follows:

Collateral (millions of dollars)	Face value of the notes	Credit facilities related to notes backed by ineligible assets[1]	Credit facilities related to other notes included in the restructuring plan[2]
MAV II			
Class A-1	427	–	339
Class A-2	410	–	324
Class B	74	–	59
Class C	28	–	22
IA tracking notes for ineligible assets	131	102	–
Total MAV II	1,070	102	744
MAV III			
TA tracking notes for traditional assets	52	–	32
IA tracking notes for ineligible assets	169	135	–
Total MAV III	221	135	32
TOTAL	1,291	237	776

(1) These credit facilities represent 75% of the face value of the notes and are guaranteed by the notes.
(2) These credit facilities represent 75% of the face value of the notes, of which 30% are full recourse to the borrower and 45% guaranteed by the notes.

The Bank had also provided credit facilities to borrowers for their liquidity needs until the improved credit facilities were made available. As at July 31, 2009, these outstanding credit facilities represented $50 million with recourse to the borrowers.

(unaudited) (millions of dollars)

Note 6 Master Asset Vehicles (cont.)

Regulatory Investigation

In early 2008, the Autorité des marchés financiers (AMF), the Ontario Securities Commission (OSC) and the Investment Dealers Association of Canada (now known as the Investment Industry Regulatory Organization of Canada – IIROC) acknowledged that they were carrying on an industry-wide investigation into the Canadian sale and distribution of third-party ABCP and the conduct of various market participants in the weeks leading to the failure of the market in mid-August 2007. Stemming from such an industry investigation, regulators may seek orders to sanction market participants.

The Bank's investment dealer subsidiary, National Bank Financial (NBF), has been notified of the preliminary findings of the regulators' staff. The enforcement notice identified matters that were the subject of the investigation and indicated that the securities regulators' staff is contemplating commencing proceedings in relation to those matters against NBF.

The enforcement notice affords NBF an opportunity to make representations before a decision is taken by the regulators' staff to commence proceedings. NBF intends to avail itself of this opportunity while continuing to cooperate fully with the securities regulators.

Refer also to Note 17 *Litigation* on page 45.

NOTE 7

LOANS

DISTRIBUTION OF GROSS LOANS AND IMPAIRED LOANS BY BORROWER CATEGORY

	As at July 31, 2009			Nine months ended July 31, 2009	
	Gross loans	Impaired loans	Specific allowances	Specific provision for credit losses	Write-offs
Personal[1]	17,805	53	19	69	114
Residential mortgage	14,726	29	3	(3)	1
Non-residential mortgage	1,322	15	5	–	2
Agricultural, fishing and trapping	1,857	41	24	6	7
Financial institutions	2,716	5	2	2	–
Manufacturing	2,247	84	33	24	13
Construction and real estate	1,828	14	9	2	4
Transportation and communications	866	3	1	1	–
Mines, quarries and energy	1,169	1	1	–	4
Forestry	81	4	2	–	1
Government	1,309	–	–	–	–
Wholesale	551	9	6	4	1
Retail	1,467	38	25	7	1
Services	2,533	67	20	9	2
Other	2,473	17	14	4	2
Total – Business and government	20,419	298	142	59	37
Total	52,950	380	164	125	152

(1) Including consumer loans, credit card receivables and other personal loans

(unaudited) (millions of dollars)

Note 7 Loans (cont.)

CREDIT QUALITY OF LOANS

As at July 31, 2009	Residential mortgage	Personal and credit card	Business and government[2]	Total
Neither past due[1] nor impaired	14,528	17,721	19,892	52,141
Past due but not impaired	169	31	229	429
Impaired	29	53	298	380
	14,726	17,805	20,419	52,950
Less: Specific allowances	3	19	142	164
Subtotal	14,723	17,786	20,277	52,786
Less: General allowance[3]				330
Total				52,456

(1) A loan is considered to be past due when the counterparty has not made a payment the day of the contractual expiry date.
(2) Business credit portfolios are closely monitored and a monthly watchlist of problem commitments is produced. The watchlist is analyzed by the loan portfolio managers concerned, who must then submit a report to Credit Risk Management.
(3) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio, except for an amount for ABCP-secured loans.

LOANS PAST DUE BUT NOT IMPAIRED

As at July 31, 2009	Residential mortgage	Personal and credit card	Business and government
Past due but not impaired			
1 month late	48	12	159
2 months late	13	6	24
3 months late and more[1]	108	13	46
Total	169	31	229

As at October 31, 2008	Residential mortgage	Personal and credit card	Business and government
Past due but not impaired			
1 month late	39	12	33
2 months late	14	7	25
3 months late and more[1]	47	11	39
Total	100	30	97

(1) Includes insured and fully secured loans for which, in the opinion of Management, there is no reasonable doubt as to the ultimate collectibility of the principal or interest. Credit card receivables are included in this category because they are written off only when payments are more than 180 days in arrears.

(unaudited) (millions of dollars)

Note 7 Loans (cont.)

IMPAIRED LOANS

As at July 31, 2009	**Gross**	**Specific allowances**	**Net**
Loans			
Residential mortgage	**29**	**3**	**26**
Personal and credit card	**53**	**19**	**34**
Business and government	**298**	**142**	**156**
Total	**380**	**164**	**216**

As at October 31, 2008	Gross	Specific allowances	Net
Loans			
Residential mortgage	31	3	28
Personal and credit card	37	14	23
Business and government	239	121	118
Total	307	138	169

ALLOWANCES FOR CREDIT LOSSES

Nine months ended July 31, 2009	**Residential mortgage**	**Personal and credit card**	**Business and government**	**Total**
Specific allowances at beginning	**3**	**14**	**121**	**138**
Provision for credit losses	**(3)**	**69**	**59**	**125**
Write-offs	**(1)**	**(39)**	**(37)**	**(77)**
Write-offs on credit cards	**–**	**(75)**	**–**	**(75)**
Recoveries	**4**	**50**	**(1)**	**53**
Specific allowances at end	**3**	**19**	**142**	**164**
General allowance[1] at beginning				**331**
Provision for credit losses				**126**[2]
Write-offs				**(1)**
General allowance[3] at end				**456**
Specific and general allowances at end				**620**
Less: Allowance for commitments to extend credit to clients holding ABCP				**(126)**[2]
Allowances for credit losses at end				**494**

Nine months ended July 31, 2008	Residential mortgage	Personal and credit card	Business and government	Total
Specific allowances at beginning	1	12	107	120
Provision for credit losses	(1)	55	18	72
Write-offs	–	(35)	(46)	(81)
Write-offs on credit cards	–	(55)	–	(55)
Recoveries	3	36	38	77
Specific allowances at end	3	13	117	133
General allowance[4] at beginning				308
Provision for credit losses[1]				23
General allowance at end[1]				331
Allowances for credit losses at end				464

(1) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio, except for an amount of $23 million for ABCP-secured loans.
(2) Provisions taken for new credit facilities granted to clients holding ABCP. This general allowance is recorded in *Other liabilities* in the Consolidated Balance Sheet.
(3) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio, except for an amount of $22 million for ABCP-secured loans.
(4) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio.

(unaudited) (millions of dollars)

NOTE 8

TRANSFERS OF RECEIVABLES

New Securitization Activities

Insured mortgage loans and credit card receivables

The Bank securitizes insured residential mortgage loans by creating mortgage-backed securities.

Under a 1998 agreement, the Bank also sells credit card receivables to a trust on a revolving basis.

The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under *Securitization revenues*.

Securitization activities for the quarter ended	**July 31, 2009**	April 30, 2009	July 31, 2008
	Insured mortgage loans	Insured mortgage loans	Insured mortgage loans
Net cash proceeds	**956**	1,035	797
Retained rights to future excess interest	**74**	84	31
Retained servicing liability	**(6)**	(6)	(4)
	1,024	1,113	824
Receivables securitized and sold	**966**	1,049 (1)	802 (2)
Gain before income taxes, net of transaction fees	**58**	64	22
Mortgage-backed securities created and retained included in *Available-for-sale securities*	**–**	–	45

(1) Includes $157 million of receivables securitized during the first quarter of 2009
(2) Includes $272 million of receivables securitized in previous fiscal years

Securitization activities for the nine months ended	**July 31, 2009**	July 31, 2008	
	Insured mortgage loans	Insured mortgage loans	Credit card receivables
Net cash proceeds	**3,095**	2,693	398 (1)
Asset-backed securities purchased(2)	**–**	–	23
Retained rights to future excess interest	**241**	89	13
Retained servicing liability	**(19)**	(15)	(3)
	3,317	2,767	431
Receivables securitized and sold	**3,134 (3)**	2,704 (4)	423
Gain before income taxes, net of transaction fees	**183**	63	8
Mortgage-backed securities created and retained included in *Available-for-sale securities*	**–**	471	–

(1) The net cash proceeds received is equal to the gross proceeds of $423 million, less the $23 million used to purchase the securities issued by the Trust and the transaction fees.
(2) These securities are presented under *Available-for-sale securities* in the Consolidated Balance Sheet.
(3) Includes $160 million of receivables securitized in previous fiscal years
(4) Includes $541 million of receivables securitized in previous fiscal years

(unaudited) (millions of dollars)

Note 8 Transfers of Receivables (cont.)

Impact of Securitization Activities on Certain Items in the Consolidated Statement of Income

Securitization revenues for the quarter ended July 31	2009	2008	2009	2008	2009	2008	2009	2008
	Gains on sale of assets		Servicing revenues		Other		Total	
Insured mortgage loans	**58**	22	**5**	5	**–**	–	**63**	27
Credit card receivables(1)	**26**	28	**6**	7	**–**	(2)	**32**	33
Total	**84**	50	**11**	12	**–**	(2)	**95**	60

Securitization revenues for the nine months ended July 31	2009	2008	2009	2008	2009	2008	2009	2008
	Gains on sale of assets		Servicing revenues		Other		Total	
Insured mortgage loans	**183**	63	**15**	14	**–**	–	**198**	77
Credit card receivables(1)	**72**	68	**17**	17	**6**	2	**95**	87
Total	**255**	131	**32**	31	**6**	2	**293**	164

(1) Revolving securitization transactions

Key Assumptions

The key assumptions used to measure the fair value of retained rights to future excess interest as at the securitization date for transactions carried out during the quarter ended July 31, 2009 were as follows:

	Insured mortgage loans Fixed rate	Credit card receivables
Weighted average term (months)	**28.7**	**–**
Payment rate (per month)	**–**	**27.5%**
Prepayment rate	**17.0%**	**–**
Excess spread, net of credit losses	**3.3%**	**10.7%**
Expected credit losses	**–**	**4.9%**
Discount rate	**1.7%**	**17.0%**

Other Transfers

The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is recorded in *Other income – Other* in the Consolidated Statement of Income.

	Quarter ended	Nine months ended	
	July 31, 2009	**July 31, 2009**	July 31, 2008
Net cash proceeds	**84**	**361**	76
Uninsured mortgage loans sold	**81**	**349**	75
Gain before income taxes	**3**	**12**	1

(unaudited) (millions of dollars)

NOTE 9

FINANCIAL INSTRUMENTS DESIGNATED AS HELD-FOR-TRADING

Securities

Since the fourth quarter of 2008, and under the fair value option, the Bank has designated securities purchased to hedge certain derivative financial instruments as held-for-trading. The Bank adopted this option in accordance with its risk management strategy, which allows it to manage these securities and the derivative financial instruments involved together using the fair value basis and thereby considerably reduce financial risks. During the quarter ended July 31, 2009, the Bank designated securities with an initial cost of $0.7 billion. The total fair value of these securities designated as held-for-trading was $3.4 billion as at July 31, 2009. The change in fair value of $57 million for the quarter was recorded as a loss in *Trading revenues (losses)* in the Consolidated Statement of Income ($41 million gain for the nine months ended July 31, 2009).

In addition, during the first quarter of 2009, the Bank designated ABCP with one or more embedded derivatives as held-for-trading securities under the fair value option. As at July 31, 2009, the fair value of these notes is $1.2 billion, and no change in fair value was recorded in the Consolidated Statement of Income in the third quarter of 2009.

Deposits

Certain deposits with one or more embedded derivatives are designated as held-for-trading under the fair value option. These deposits are included under liabilities in *Deposits* in the Consolidated Balance Sheet. The fair value of these deposits was $763 million as at July 31, 2009. The $61 million change in fair value for the quarter was recorded as a loss in *Trading revenues (losses)* in the Consolidated Statement of Income ($57 million for the nine months ended July 31, 2009). The change in fair value for the quarter ended July 31, 2009 attributable to credit risk is a $30 million unrealized loss ($19 million for the nine months ended July 31, 2009).

To determine the change in fair value due to the change in credit risk for these financial liabilities, the Bank calculates, at the beginning of the period, the present value of the instrument's contractual cash flows using the following rates: first, using an observed discount rate that reflects the Bank's credit spread and, then, using a rate that excludes the Bank's credit spread. The difference between those two values is then compared to the difference obtained using the same rates at the end of the period.

The amount at maturity, which the Bank will be contractually required to pay to the holders of these deposits, may vary and will be different from the fair value as at July 31, 2009.

NOTE 10

SUBORDINATED DEBENTURES

On April 16, 2009, the Bank repurchased for cancellation subordinated debentures with a total value of $250 million maturing on April 16, 2014.

NOTE 11

NON-CONTROLLING INTEREST

	July 31, 2009	October 31, 2008
400,000 NBC CapS II – Series 1 issued by NBC Asset Trust	**400**	400
350,000 NBC CapS II – Series 2 issued by NBC Asset Trust	**350**	350
Mutual funds consolidated in accordance with AcG-15	**23**	51
Other entities consolidated in accordance with AcG-15	**443**	1,210
Other	**15**	18
Total	**1,231**	2,029

(unaudited) (millions of dollars)

NOTE 12

CAPITAL STOCK

	As at July 31, 2009		Nine months ended July 31, 2009	
	Number of shares	Shares $	Dividends $	Dividends per share
First Preferred Shares				
Series 15	8,000,000	200	9	1.0969
Series 16	8,000,000	200	7	0.9094
Series 20	6,900,000	173	8	1.1250
Series 21	8,050,000	201	8	1.0078
Series 24	6,800,000	170	7	0.9640
Series 26	5,800,000	145	5	0.8917
	43,550,000	1,089	44	
Common shares	160,603,594	1,700	298	1.8600
		2,789	342	

Issuance of Preferred Shares
On January 30, 2009, the Bank issued 4,000,000 First Preferred Shares, Series 26, with a non-cumulative preferential dividend at a quarterly amount of $0.4125 per share. The initial dividend was paid on May 15, 2009 and was $0.47918 per share. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 3,000,000 shares at an exercise price of $25.00 at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 1,800,000 First Preferred Shares, Series 26. The Bank received a consideration of $141 million, net of fees of $4 million.

On January 14, 2009, the Bank issued 5,000,000 First Preferred Shares, Series 24, with a non-cumulative preferential dividend at a quarterly amount of $0.4125 per share. The initial dividend was paid on May 15, 2009 and was $0.55151 per share. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 3,000,000 shares at an exercise price of $25.00 at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 1,800,000 First Preferred Shares, Series 24. The Bank received a consideration of $165 million, net of fees of $5 million.

On April 16, 2008, the Bank issued 6,000,000 First Preferred Shares, Series 20, with a non-cumulative preferential dividend at a quarterly amount of $0.375 per share, for a consideration of $146 million, net of fees of $4 million. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 900,000 shares at the exercise price of $25.00 at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 900,000 Preferred Shares, Series 20. The Bank received a consideration of $22 million, net of fees of $1 million.

Dividend Reinvestment Plan
The Bank has a dividend reinvestment plan for common and preferred shareholders. Participation in the plan is optional. Under the terms and conditions of the plan, participants acquire shares through the reinvestment of cash dividends paid on the shares they hold or through optional cash payments. The common shares are issued for an amount equal to the average of the closing prices of shares traded on the Toronto Stock Exchange during the five business days immediately preceding a dividend payment date. Since May 27, 2009, the issuance of such shares may take into account an issuance discount of up to 5%; the Board of Directors of the Bank has determined a 2% discount until such time as the Board of Directors elects otherwise. The Bank determines the amount of the applicable discount and the classes or series of eligible shares.

Repurchase of Common Shares
On February 1, 2008, the Bank had filed a normal course issuer bid to repurchase for cancellation up to 4,700,000 common shares over the 12-month period that ended January 30, 2009. On February 1, 2007, the Bank had filed a normal course issuer bid to repurchase for cancellation up to 8,102,000 common shares over the 12-month period that ended January 31, 2008.

During the nine-month periods ended July 31, 2009 and 2008, the Bank did not repurchase any shares.

Regulatory Capital Ratios
The Superintendent of Financial Institutions considers financial institutions to be well-capitalized if they maintain a Tier 1 capital ratio of 7% and a total regulatory capital ratio of 10%. The Bank maintained ratios that satisfied these requirements as at July 31, 2009 and 2008. In addition to regulatory capital ratios, banks are expected to meet an assets-to-capital multiple test. The assets-to-capital multiple is calculated by dividing a bank's total assets, including specified off-balance sheet items, by its total capital. The Bank met the assets-to-capital multiple test as at July 31, 2009 and 2008.

(unaudited) (millions of dollars)

NOTE 13

PENSION BENEFITS AND OTHER EMPLOYEE FUTURE BENEFITS

			Quarter ended		Nine months ended
	July 31, 2009	April 30, 2009	July 31, 2008	**July 31, 2009**	July 31, 2008
Pension benefit expense	**7**	8	9	**23**	28
Other employee future benefit expense	**3**	2	3	**7**	8

NOTE 14

STOCK-BASED COMPENSATION

Stock Option Plan
During the nine months ended July 31, 2009, the Bank awarded 2,357,740 stock options (2008: 2,260,036) with a fair value of $5.65 per option (2008: $9.21).

As at July 31, 2009, a total of 8,056,813 stock options were outstanding.

The fair value of the options awarded was estimated on the award date using the discrete dividend Black-Scholes model. The following assumptions were used:

Nine months ended	**July 31, 2009**	July 31, 2008
Risk-free interest rate	**2.23%**	4.40%
Expected life of the options	**6 years**	6 years
Expected volatility	**41.0%**	25.3%
Expected dividend yield	**7.1%**	4.6%

			Quarter ended		Nine months ended
	July 31, 2009	April 30, 2009	July 31, 2008	**July 31, 2009**	July 31, 2008
Compensation expense recorded for the stock options	**3**	4	3	**9**	8

Stock Appreciation Rights (SAR) Plan
During the nine months ended July 31, 2009, the Bank awarded 56,892 SARs. A total of 200,799 SARs were outstanding as at July 31, 2009.

Deferred Stock Unit (DSU) Plan
During the nine months ended July 31, 2009, the Bank awarded 44,416 DSUs. A total of 106,778 DSUs were outstanding as at July 31, 2009.

Restricted Stock Unit (RSU) Plan
During the nine months ended July 31, 2009, the Bank awarded 715,816 RSUs. A total of 860,035 RSUs were outstanding as at July 31, 2009.

Deferred Compensation Plan of National Bank Financial
During the nine months ended July 31, 2009, National Bank Financial awarded 111,980 units. A total of 1,071,471 units were outstanding as at July 31, 2009.

NOTE 15

RESTRUCTURING CHARGES

During fiscal 2008, the Board of Directors approved the organizational restructuring of the Bank. The objectives of the restructuring are to align the Bank's distribution models and operations with client needs and to simplify processes and increase the efficiency of corporate functions.

The payments related to the provision for restructuring charges are presented in the following table:

Nine months ended July 31			2009	2008
	Severance pay	Other charges	Total	Total
Balance at beginning	**51**	**10**	**61**	7
Payments made during the first nine months	**(36)**	**(10)**	**(46)**	(3)
Balance at end	**15**	**–**	**15**	4

NOTE 16

EARNINGS PER SHARE

Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding after taking into account the dilution effect of stock options using the treasury stock method.

			Quarter ended		Nine months ended
	July 31, 2009	April 30, 2009	July 31, 2008	July 31, 2009	July 31, 2008
Basic earnings per common share					
Net income	**303**	241	286	**613**	706
Dividends on preferred shares	**16**	16	10	**44**	21
Net income available to common shareholders	**287**	225	276	**569**	685
Weighted average basic number of common shares outstanding (thousands)	**160,322**	159,927	158,890	**160,003**	158,422
Basic earnings per common share (dollars)	**1.79**	1.41	1.73	**3.56**	4.32
Diluted earnings per common share					
Net income available to common shareholders	**287**	225	276	**569**	685
Weighted average basic number of common shares outstanding (thousands)	**160,322**	159,927	158,890	**160,003**	158,422
Adjustment to average number of common shares (thousands) Stock options[1]	**967**	187	583	**417**	644
Weighted average diluted number of common shares outstanding (thousands)	**161,289**	160,114	159,473	**160,420**	159,066
Diluted earnings per common share (dollars)	**1.78**	1.41	1.73	**3.55**	4.30

(1) For the quarter ended July 31, 2009, the calculation of diluted earnings per share excludes 4,006,391 average options outstanding with a weighted average exercise price of $58.96 (5,767,474 average options outstanding with a weighted average exercise price of $55.27 for the quarter ended April 30, 2009 and 4,309,528 average options outstanding with a weighted average exercise price of $58.89 for the quarter ended July 31, 2008), as the exercise price of these options was greater than the average price of the Bank's common shares. For the nine-month period ended July 31, 2009, the calculation of diluted earnings per share excludes 5,225,730 average options outstanding with a weighted average exercise price of $56.21 (4,014,041 average options outstanding with a weighted average exercise price of $59.41 for the nine-month period ended July 31, 2008), as the exercise price of these options was greater than the average price of the Bank's common shares.

NOTE 17

LITIGATION

In the normal course of their business, the Bank and its subsidiaries are involved in various claims, including, in particular, court proceedings, investigations or claims of a regulatory nature, class actions or other legal remedies of varied natures. Several of the court proceedings are related to lending activities, which occur, in particular, when the Bank takes steps to recover its claims.

The Bank is also more specifically involved as a defendant in class actions instituted by consumers who contest, inter alia, certain transaction fees and the unsolicited increase of credit card limits or who wish to avail themselves of certain provincial legislative provisions relating to consumer protection. All of these involve several complex issues and their resolution could thus extend over several years. These class actions are defended vigorously by the Bank, which has serious grounds of contestation.

Even though it is impossible to determine the outcome of the claims instituted or which may be instituted against the Bank and its subsidiaries, the Bank considers that, according to the information at its disposal, while the amount of contingent liabilities pertaining thereto, taken individually or in the aggregate, could have an impact on its operating income for a particular year, it would not have a material adverse impact on the Bank's consolidated financial position.

(unaudited) (millions of dollars)

NOTE 18

SEGMENT DISCLOSURES

Quarter ended July 31	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
Net interest income(1)	**353**	351	**27**	32	**183**	160	**(109)**	(97)	**454**	446
Other income(1)	**235**	217	**160**	171	**221**	202	**62**	21	**678**	611
Total revenues	**588**	568	**187**	203	**404**	362	**(47)**	(76)	**1,132**	1,057
Operating expenses	**337**	323	**149**	155	**163**	159	**14**	22	**663**	659
Contribution	**251**	245	**38**	48	**241**	203	**(61)**	(98)	**469**	398
Provision for credit losses	**54**	47	**–**	–	**8**	–	**(16)**	(17)	**46**	30
Income (loss) before income taxes (recovery) and non-controlling interest	**197**	198	**38**	48	**233**	203	**(45)**	(81)	**423**	368
Income taxes (recovery)(1)	**63**	65	**12**	16	**71**	65	**(36)**	(51)	**110**	95
Non-controlling interest	**–**	–	**1**	1	**(5)**	(27)	**14**	13	**10**	(13)
Net income (loss)	**134**	133	**25**	31	**167**	165	**(23)**	(43)	**303**	286
Average assets	**56,718**	52,684	**698**	704	**102,890**	87,358	**(14,375)**	(11,209)	**145,931**	129,537

Nine months ended July 31	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
Net interest income(2)	**1,055**	1,037	**99**	94	**588**	394	**(241)**	(292)	**1,501**	1,233
Other income(2)	**652**	624	**467**	527	**430**	465	**(11)**	23	**1,538**	1,639
Total revenues	**1,707**	1,661	**566**	621	**1,018**	859	**(252)**	(269)	**3,039**	2,872
Operating expenses	**983**	958	**435**	454	**502**	484	**42**	29	**1,962**	1,925
Contribution	**724**	703	**131**	167	**516**	375	**(294)**	(298)	**1,077**	947
Provision for credit losses	**149**	135	**–**	–	**18**	(2)	**84**	(38)	**251**	95
Income (loss) before income taxes (recovery) and non-controlling interest	**575**	568	**131**	167	**498**	377	**(378)**	(260)	**826**	852
Income taxes (recovery)(2)	**183**	186	**40**	56	**149**	135	**(189)**	(187)	**183**	190
Non-controlling interest	**–**	–	**2**	3	**(14)**	(77)	**42**	30	**30**	(44)
Net income (loss)	**392**	382	**89**	108	**363**	319	**(231)**	(103)	**613**	706
Average assets	**55,757**	51,813	**658**	701	**100,880**	86,441	**(13,704)**	(12,180)	**143,591**	126,775

Personal and Commercial
The Personal and Commercial segment comprises the branch network, credit cards, insurance, business banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services, investment management services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
This heading comprises securitization transactions, certain non-recurring items, and the unallocated portion of centralized services.

Taxable Equivalent

(1) The accounting policies are the same as those presented in Note 1, with the exception of net interest income, other income and income taxes (recovery) of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that would have been otherwise payable. For all of the operating segments, net interest income was grossed up by $32 million (2008: $32 million) and other income by $1 million (2008: $12 million). An equivalent amount was added to income taxes (recovery). The impact of these adjustments is reversed under the *Other* heading.

(2) For the nine months ended July 31, 2009, net interest income was grossed up by $93 million (2008: $96 million) and other income by $13 million (2008: $50 million). An equivalent amount was added to income taxes (recovery). The impact of these adjustments is reversed under the *Other* heading.

INFORMATION FOR SHAREHOLDERS AND INVESTORS

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 De La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Toll-free: 1-866-517-5455
Fax: 514-394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations
600 De La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: 514-394-8644
Fax: 514-394-6258

Website: **www.nbc.ca**
General inquiries: **telnat@nbc.ca**

Quarterly Report Publication Date for Fiscal 2009
Fourth quarter: December 3, 2009

Disclosure of Third Quarter 2009 Results

Conference Call
- A conference call for analysts and institutional investors will be held on August 27, 2009 at 1:30 p.m. EDT.
- Access by telephone in listen-only mode: 1-866-862-3908 or 416-641-6130
- A recording of the conference call can be heard until September 3, 2009 by calling 1-800-408-3053 or 416-695-5800. The access code is 6733150#.

Webcast
- The conference call will be webcast live at **www.nbc.ca/investorrelations**.
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations**.
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are asked to contact the transfer agent, Computershare Trust Company of Canada, at the address or telephone number below.

Computershare Trust Company of Canada
Share Ownership Management
1500 University, 7th Floor
Montreal, Quebec H3A 3S8
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
E-mail: **service@computershare.com**
Website: **www.computershare.com**

Direct Deposit Service for Dividends
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the transfer agent, Computershare Trust Company of Canada.

Dividend Reinvestment and Share Purchase Plan
National Bank has a dividend reinvestment and share purchase plan for Canadian holders of its common and preferred shares under which they can acquire common shares in the Bank without paying commissions or administration fees. Participants acquire shares through the reinvestment of cash dividends paid on the shares they hold or through optional cash payments of at least $500 per payment, up to a maximum of $5,000 per quarter. The plan grants up to 5% discount to common and preferred shareholders on the average subscription price of the common shares they acquire through the reinvestment of cash dividends paid on their shares; the Board of Directors of the Bank has determined a 2% discount until such time as the Board of Directors elects otherwise. The last quarterly payment was made on August 1, 2009, at which time the average subscription price, net of the discount, was $55.72. For more information, please contact the Computershare Trust Company of Canada at 1-888-838-1407. National Bank's beneficial or non-registered common shareholders must contact their financial institution or broker for instructions on how to participate in the plan.

Dividends
The dividends declared by the Bank constitute eligible dividends pursuant to the *Income Tax Act* (Canada).



NATIONAL
BANK
FINANCIAL GROUP

Head Office
600 De La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

National Bank of Canada is committed to protecting the environment.
Cascades Paper, Rolland Enviro100, 100% post-consumer recycled fibres.


100 %






FSC
100%

Recycled
Supporting responsible use of forest resources
Cert no. SGS-COC-2332
www.fsc.org
© 1996 Forest Stewardship Council


BIO GAZ
ÉNERGIE